SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of May 2006, which includes financial statements for the three months ended March 31, 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: √	Form 40-F:

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes:	No: √

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Three Months Ended March 31, 2006

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php51.158 to US$1.00, the volume weighted average exchange rate at March 31, 2006 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	March 31,	December 31,	Increase (Decrease)
	2006	2005	Amount	%
(in millions, except for operational data, exchange rates and earnings per common share)	(Unaudited)	(Audited)
Consolidated Balance Sheets
Total assets	Php251,110	Php249,713	Php1,397	1
Property, plant and equipment	173,571	176,974	(3,403)	(2)
Cash and cash equivalents and short-term investments	37,945	32,810	5,135	16
Total equity	76,752	74,369	2,383	3
Interest-bearing financial liabilities	111,109	116,616	(5,507)	(5)
Notes payable and long-term debt	98,987	103,544	(4,557)	(4)
Net debt to equity ratio(1)	0.80x	0.95x	–	–

	Three Months Ended March 31,		Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)
Consolidated Statements of Income
Revenues and other income	Php30,879	Php30,144	Php735	2
Expenses	19,602	17,430	2,172	12
Income before income tax	11,277	12,714	(1,437)	(11)
Net income attributable to equity holders	8,581	9,217	(636)	(7)
Net income	8,765	9,239	(474)	(5)
Net income margin	28%	31%	–	–
Earnings per common share – basic	46.74	51.93	(5.19)	(10)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	15,429	15,464	(35)	–
Net cash used in investing activities	5,825	2,191	3,634	166
Capital expenditures	4,869	4,263	606	14
Net cash used in financing activities	3,997	10,459	(6,462)	(62)
Operational Data
Number of cellular subscribers	20,899,631	20,252,513	647,118	3
Number of fixed lines in service	2,085,904	2,149,489	(63,585)	(3)
Number of broadband subscribers	140,110	57,843	82,267	142
Fixed Line	101,195	56,960	44,235	78
Wireless	38,915	883	38,032	4,307
Number of employees	20,134	18,581	1,553	8
Fixed Line	9,160	9,620	(460)	(5)
Wireless	5,076	5,294	(218)	(4)
ICT	5,898	3,667	2,231	61

Exchange Rates	Php per US$	Php per JP¥

March 31, 2006	Php51.158	Php0.4347
December 31, 2005	53.062	0.4504
March 31, 2005	54.747	0.5111
December 31, 2004	56.341	0.5495

______________

(1)     Net debt is derived by deducting cash and cash equivalents and short-term investments from long-term debt.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•            Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Pilipino Telephone Corporation, or Piltel, our cellular service providers; Meridian Telekoms, Inc., or Meridian, our wireless broadband provider; Wolfpac Mobile, Inc., or Wolfpac, our wireless content operator, Mabuhay Satellite Corporation, or Mabuhay Satellite, ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, and Telesat, Inc., or Telesat, our satellite and very small aperture terminal, or VSAT, operators;

•            Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., PLDT-Maratel, Inc., Piltel and Bonifacio Communications Corporation, which together account for approximately 3% of our consolidated fixed lines in service, and PLDT Global Corporation, or PLDT Global; and

•            Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc., or ePLDT; call center services provided under one umbrella brand name ePLDT Ventus, including Parlance Systems, Inc., or Parlance and Vocativ Systems, Inc., or Vocativ; Internet access and gaming services provided by ePLDT’s subsidiaries, Infocom Technologies, Inc. or Infocom, Digital Paradise, Inc., or Digital Paradise, Digital Paradise Thailand, Ltd., or Digital Paradise Thailand, netGames, Inc., or netGames, Airborne Access Corporation, or Airborne Access and Level Up!, Inc., or Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 9 – Investments in Associates to the accompanying unaudited consolidated financial statements.

We registered total revenues and other income of Php30,879 million in the first quarter of 2006, an increase of Php735 million, or 2%, as compared to Php30,144 million in the same period in 2005, primarily due to an increase in our service revenues and other income of Php700 million and Php141 million, respectively, partially offset by a decline in our non-service revenues of Php106 million.

Expenses increased by Php2,172 million, or 12%, to Php19,602 million in the first quarter of 2006 from Php17,430 million in the same period in 2005, largely resulting from increases in depreciation and amortization, and financing costs partly offset by lower cost of sales.

As a result of the foregoing, our net income decreased by Php474 million, or 5%, to Php8,765 million in the first quarter of 2006 from Php9,239 million in the same period in 2005. Consequently, basic earnings per common share decreased by 10% to Php46.74 in the first quarter of 2006 from Php51.93 in the same period in 2005.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues and other income, expenses and net income for the three months ended March 31, 2006 and 2005. Most of our revenues are derived from our operations within the Philippines.

	Wireless		Fixed Line		ICT		Inter-segment Transactions	Total
(in millions)
For the three months ended March 31, 2006 (Unaudited)
Revenues and other income	Php19,697		Php12,269		Php872		(Php1,959)	Php30,879
Service	18,944		12,149		813		(1,931)	29,975
Non-service	646		13		53		(3)	709
Equity share in net income of associates	–		–		2		–	2
Other income	107		107		4		(25)	193
Expenses	9,567		11,136		858		(1,959)	19,602
Income before income tax	10,130		1,133		14		–	11,277
Net income for the period	7,894		842		29		–	8,765
Net income attributable to equity shareholders	7,693		842		46		–	8,581

For the three months ended March 31, 2005 (Unaudited)
Revenues and other income	18,620		11,857		751		(1,084)	30,144
Service	17,841		11,826		652		(1,044)	29,275
Non-service	759		–		66		(10)	815
Equity share in net income of associates	–		–		2		–	2
Other income	20		31		31		(30)	52
Expenses	9,038		8,755		721		(1,084)	17,430
Income before income tax	9,582		3,102		30		–	12,714
Net income for the period	6,937		2,272		30		–	9,239
Net income attributable to equity shareholders	6,907		2,271		39		–	9,217

Increase (Decrease)
Revenues and other income	Php1,077	6	Php412	3	Php121	16	(Php875)	Php735	2
Service	1,103	6	323	3	161	25	(887)	700	2
Non-service	(113)	(15)	13	100	(13)	(20)	7	(106)	(13)
Other income	87	435	76	245	(27)	(87)	5	141	271
Expenses	529	6	2,381	27	137	19	(875)	2,172	12
Income before income tax	548	6	(1,969)	(63)	(16)	(53)	–	(1,437)	(11)
Net income for the period	957	14	(1,430)	(63)	(1)	(3)	–	(474)	(5)
Net income attributable to equity shareholders	786	11	(1,429)	(63)	7	18	–	(636)	(7)

Wireless

Revenues and Other Income

Our wireless business segment offers cellular services as well as satellite, VSAT, wireless broadband, and other services.

The following table summarizes our service and non-service revenues and other income from our wireless business for the three months ended March 31, 2006 and 2005 by service segment:

	Three Months Ended March 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
(in millions)	(Unaudited)
Wireless services:
Service Revenues
Cellular	Php18,205	92	Php17,188	92	Php1,017	6
Satellite, VSAT, wireless broadband and others	739	4	653	4	86	13
	18,944	96	17,841	96	1,103	6
Non-service Revenues
Sale of cellular handsets and SIM-packs	646	3	759	4	(113)	(15)

Other Income	107	1	20	–	87	435

Total Wireless Revenues and Other Income	Php19,697	100	Php18,620	100	Php1,077	6

Service Revenues

Our wireless service revenues increased by Php1,103 million, or 6%, to Php18,944 million in the first quarter of 2006 compared to Php17,841 million in the same period in 2005, mainly as a result of the growth of Smart’s and Piltel’s subscriber base. As a percentage of our total wireless revenues and other income, service revenues remained relatively flat at 96% in the first quarter of 2006 and 2005.

Cellular Service

Our cellular service revenues consist of:

•         revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of discounts given to dealers;

•         monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our service customers in excess of allotted free text messages, and (4) charges for value-added services, net of related content provider costs;

•         revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the service; and

•         other charges, including those for reconnection and migration.

Our cellular service revenues in the first quarter of 2006 amounted to Php18,205 million, an increase of Php1,017 million, or 6%, from Php17,188 million in the same period in 2005. Cellular service revenues accounted for 96% of our wireless service revenues in the first quarter of 2006 and 2005.

As at March 31, 2006, Smart and Piltel cellular subscribers reached 20,899,631, an increase of 647,118, or 3%, over their combined cellular subscriber base of 20,252,513 as at March 31, 2005. Prepaid subscribers accounted for 99% of our total subscriber base as at March 31, 2006 and 2005. Prepaid and postpaid subscribers totaled 20,614,552 and 285,079 as at March 31, 2006, reflecting net subscriber activations of 486,009 and 5,001, respectively, in the first quarter of 2006.

Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile, addict mobile prepaid, or amp, Smart Infinity and Smart Kid prepaid. Smart Buddy, amp and Smart Kid prepaid are prepaid services while Smart Gold, Smart Infinity and addict mobile are postpaid services, which are all provided through Smart's digital network.

Piltel markets its cellular prepaid service under the brand name Talk ‘N Text which is provided through Smart’s network. On December 22, 2004, the Board of Directors of Smart and Piltel approved the amendment of Piltel’s and Smart’s revenue sharing arrangement of 50-50 for the Talk ‘N Text service to 80-20 in favor of Piltel.

Beginning March 11, 2005, Smart launched a series of promotions to test the market demand for fixed rate or “bucket” plans for voice and text services. Under a service branded as Smart 258, Smart and Talk ‘N Text subscribers had the option to register for unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messaging service. Since launch, the promotion has taken on several variations involving changes in load denominations, the periods of network availability (peak/off-peak) as well as a “double text” variation.

The current Smart 258 promotion, which has been extended until June 2, 2006, has the following features:

•         Unlimited Text – Php15, Php30 and Php60 denominations with expiry periods of one, two and four days, respectively, with unlimited on-network text all day service; and

•         Text and Call Combo – Php20 load denomination with unlimited text on-network for one day and a call with a maximum duration of five minutes and valid within 24 hours.

On August 23, 2005, Smart also operated a flat rate promotion which allows Smart and Talk ‘N Text prepaid subscribers to make a call to another Smart or Talk ‘N Text subscriber of up to three minutes for Php10, or extend up to five minutes for a flat rate of Php15. The flat rate promotion was relaunched on February 11, 2006 and is valid until May 13, 2006.

On February 12, 2006, Smart introduced a new variety of top-ups – Smart Load “All Text,” which allows 10 and 20 messages without expiration for a suggested retail price of Php12 and Php23, respectively. On May 1, 2006, the number of messages allocated for the 10-message load was increased to 15. This promotion offering the additional five messages is effective until May 31, 2006.

On April 1, 2006, Smart rolled-out Smart Click, a chain of mobile Internet cafés. Smart Click Internet cafés are currently housed in air-conditioned 40-foot container vans and designed to provide remote communities with high-speed, wireless Internet access nationwide. Smart Click has established 12 mobile Internet cafés to-date and plans to open at least 20 branches within the first half of 2006.

On February 14, 2006, Smart launched its third generation or 3G service on a free-trial basis. Subscribers using Smart’s network with 3G handsets in selected key areas could avail of services such as video calling, video streaming, high-speed internet browsing and special 3G content downloading under Smart’s 3G network.

On May 1, 2006, Smart unveiled new and expanded 3G services and announced as well the commercial rates of its 3G services. Under the introductory pricing scheme that took effect on May 1, Smart 3G rates are aligned with existing 2G rates while some services remain free of charge.

•         Smart-to-Smart video calls remain free of charge while international video calls , initially available in three countries, are priced similarly to a regular IDD call at US$0.40 per minute;

•         all 3G video and audio streaming are charged a Php15 access fee for every 30 minutes plus a separate fee for content;

•         3G Internet and WAP browsing are priced at Php10 for every 30 minutes;

•         downloads of 3G content such as video clip, ringtones, visual ringers and games range from Php20 to Php50 per download; and

•         MMS among all Smart subscribers has been set at Php1 per MMS and Php2 for Smart-to-other networks.

The following table summarizes key measures of our cellular business as at and for the three months ended March 31, 2006 and 2005:

	Three Months Ended March 31,
			Increase (Decrease)
	2006	2005	Amount	%
(in millions)	(Unaudited)

Cellular service revenues	Php18,205	Php17,188	Php1,017	6

By component	17,647	16,714	933	6
Voice	8,246	8,326	(80)	(1)
Data	9,401	8,388	1,013	12

By service type	17,647	16,714	933	6
Prepaid	16,486	15,695	791	5
Postpaid	1,161	1,019	142	14

Others(1)	558	474	84	18
______________

(1)     Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and payphone businesses, revenues from Wolfpac and Smart Money Holdings Corporation and a small number of leased line contracts.

	March 31,
			Increase
	2006	2005	Amount	%
	(Unaudited)

Cellular subscriber base	20,899,631	20,252,513	647,118	3
Prepaid	20,614,552	19,984,376	630,176	3
Smart	15,256,105	15,242,173	13,932	–
Piltel	5,358,447	4,742,203	616,244	13
Postpaid	285,079	268,137	16,942	6

	Three Months Ended March 31,
			Increase (Decrease)
	2006	2005(1)	Amount	%
	(Unaudited)
Systemwide traffic volumes (in millions)
Calls (in minutes)	1,385	1,307	78	6
Domestic	868	945	(77)	(8)
International	517	362	155	43
Inbound	476	319	157	49
Outbound	41	43	(2)	(5)

Text messages	49,721	11,565	38,156	330
Standard	9,186	10,561	(1,375)	(13)
258 Unlimited	40,535	1,004	39,531	3,937

__________

(1) Smart 258 Unlimited Call and Text promotion was launched on March 11, 2005.

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services such as voice mail and international roaming, decreased by Php80 million, or 1%, to Php8,246 million in the first quarter of 2006 from Php8,326 million in the same period in 2005, primarily due to a 12% drop in the average outbound voice usage per subscriber from 17 minutes per month in the first quarter of 2005 to 15 minutes per month in the same period in 2006.

Air time rates for postpaid subscribers vary depending on the type of postpaid plan selected by subscribers.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as value-added services, increased by Php1,013 million, or 12%, to Php9,401 million in the first quarter of 2006 from Php8,388 million in the same period in 2005. Cellular data services accounted for 52% of cellular service revenues in the first quarter of 2006, compared to 49% in the same period in 2005.

The following table shows the breakdown of cellular data revenues for the three months ended March 31, 2006 and 2005:

	Three Months Ended March 31,
			Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Text messaging
Domestic	Php8,052	Php6,689	Php1,363	20
Standard	6,001	6,551	(550)	(8)
258 Unlimited	2,051	138	1,913	1,386
International	434	452	(18)	(4)
	8,486	7,141	1,345	19

Value-added services
Non-Zed(1)	613	680	(67)	(10)
Smart ZedTM	100	172	(72)	(42)
Smart Money	23	21	2	10
Mobile Banking	1	1	–	–
Roaming SMS and WAP	178	373	(195)	(52)
	915	1,247	(332)	(27)
Total	Php9,401	Php8,388	Php1,013	12

_________________

(1) Value-added services developed by Smart on its own platform.

Text messaging-related services contributed revenues of Php8,486 million in the first quarter of 2006, an increase of Php1,345 million, or 19%, compared to Php7,141 million in the same period in 2005, and accounted for 90% and 85% of the total cellular data revenues in the first quarter of 2006 and 2005. The increase in revenues from text messaging-related services resulted mainly from the ongoing Smart 258 Unlimited Text promotion and an increase in Pasa Load transactions. Text messaging revenues from the Smart 258 promotions totaled Php2,051 million. Value-added services, which contributed revenues of Php915 million in the first quarter of 2006, decreased by Php332 million, or 27%, from Php1,247 million in the same period in 2005 primarily due to lower usage of roaming SMS and WAP, Smart ZedTM and non-Zed services in the first quarter of 2006 as compared to the same period in 2005.

Text messages, excluding Smart 258 messages, totaled 9,186 million in the first quarter of 2006, a decrease of 1,375 million, or 13%, from 10,561 million in the same period in 2005 due to a shift to unlimited texting service. Smart 258 messages in the first quarter of 2006 totaled 40,535 million, an increase of 39,531 million as compared to 1,004 million in the same period in 2005.

Subscriber Base, ARPU and Churn Rates

Prepaid subscribers accounted for approximately 99% of our 20,899,631 subscribers as at March 31, 2006, while postpaid subscribers accounted for the remaining 1%. The cellular prepaid subscriber base grew by 3% to 20,614,552 as at March 31, 2006 from 19,984,376 as at March 31, 2005, whereas the postpaid subscriber base increased by 6% to 285,079 as at March 31, 2006 from 268,137 as at March 31, 2005.

Our net subscriber activations (reductions) for the three months ended March 31, 2006 and 2005 were as follows:

	Three Months Ended March 31,
			Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)
Prepaid
Smart(1)	111,987	920,885	(808,898)	(88)
Piltel	374,022	129,753	244,269	188

Postpaid	5,001	(6,357)	11,358	179

Total	491,010	1,044,281	(553,271)	(53)

____________

__________

(1) Subscriber activations were higher in 2005 due to the SIM-swapping promotion which was terminated only in May 2005.

Revenues attributable to our cellular prepaid service amounted to Php16,486 million in the first quarter of 2006, a 5% increase over the Php15,695 million earned in the same period in 2005. Prepaid service revenues in the first quarter of 2006 and 2005 accounted for 93% and 94%, respectively, of voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php1,161 million in the first quarter of 2006, a 14% increase over the Php1,019 million earned in the same period in 2005 and accounted for 7% and 6% of voice and data revenues in the first quarter of 2006 and 2005, respectively.

The following table summarizes our cellular ARPUs for the three months ended March 31, 2006 and 2005:

	Three Months Ended March 31,
	Gross		Increase (Decrease)		Net		Increase (Decrease)
	2006	2005	Amount	%	2006	2005	Amount	%
	(Unaudited)
Prepaid
Smart	Php356	Php356	Php–	–	Php294	Php289	Php5	2
Piltel	245	269	(24)	(9)	207	220	(13)	(6)
Prepaid – Blended	328	335	(7)	(2)	272	273	(1)	–
Postpaid – Smart	1,867	1,767	100	6	1,386	1,257	129	10
Prepaid and Postpaid Blended	349	355	(6)	(2)	287	286	1	–

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of dealer discounts and allocated content-provider costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of dealer discounts and allocated content-provider costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Prepaid service revenues consist mainly of charges for subscribers' actual usage of their loads. Gross monthly ARPU for Smart prepaid subscribers in first quarter of 2006 and 2005 was Php356. The average outbound local and international voice revenue per subscriber declined in the first quarter of 2006 compared to the same period in 2005, but was offset by an increase in the average text messaging revenue and inbound international revenue per subscriber. On a net basis, ARPU in the first quarter of 2006 increased by 2% to Php294 from Php289 in the same period in 2005. Gross monthly ARPU for Talk ‘N Text subscribers in the first quarter of 2006 was Php245, a decrease of 9% compared to Php269 in the same period in 2005. The decline was attributable to the decrease in the average outbound local voice revenue per subscriber as well as the average inbound revenue per subscriber partly offset by an increase in the average text messaging revenue per subscriber. On a net basis, ARPU in the first quarter of 2006 decreased by 6% to Php207 from Php220 in the same period in 2005.

Monthly ARPU for Smart’s postpaid services is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees.

Gross monthly ARPU for postpaid subscribers increased by 6% to Php1,867 while net monthly ARPU increased by 10% to Php1,386 in the first quarter of 2006 as compared to Php1,767 and Php1,257 in the same period in 2005, respectively. Prepaid and postpaid monthly gross blended ARPU was Php349 in the first quarter of 2006, a decrease of 2% compared to Php355 in the same period in 2005. Monthly net blended ARPU increased to Php287 in the first quarter of 2006 from Php286 in the same period in 2005.

Our quarterly prepaid and postpaid ARPUs for the three months ended March 31, 2006 and 2005 were as follows:

	Prepaid				Postpaid
	Smart		Piltel		Smart
	Gross	Net	Gross	Net	Gross	Net
	(Unaudited)
2006
First Quarter	Php356	Php294	Php245	Php207	Php1,867	Php1,386

2005
First Quarter	Php356	Php289	Php269	Php220	Php1,767	Php1,257
Second Quarter	357	294	262	212	1,896	1,360
Third Quarter	343	285	234	194	1,889	1,389
Fourth Quarter	370	308	261	220	1,923	1,467

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and at the end of a month, all divided by the number of months in the same period.

Prior to June 2004, a prepaid cellular subscriber was recognized as an active subscriber when that subscriber activated and used the SIM card in the handset, which contained pre-stored air time. The pre-stored air time, which can be used for both voice and text, was reduced from Php100 to Php50 in April 2004. In May 2005, this was changed to Php1 plus 50 free SMS which could only be used upon purchase or reload of air time of any value. Subscribers can reload their air time by purchasing prepaid “call and text” cards; by purchasing additional air time “over the air” via Smart Load or Smart Load “All Text”; and by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load, or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads at least once during the month of initial activation or in the immediate succeeding month. For example, if a customer activated a SIM card in April but had not reloaded by May 31, this customer would not be counted as a subscriber. The rationale for this change stems from our observance of “SIM-swapping” activities in the market. “SIM-swapping” refers to the promotional activity wherein subscribers can exchange their current prepaid SIM card for another operator’s SIM card at no cost to the subscriber. We believe that these activities have given rise to a situation where certain subscribers swap their SIM cards between mobile operators upon full usage of the pre-stored air time, which may result in our subscriber base reflecting a certain number of transient subscribers at any one point in time. In May 2005, we terminated our “SIM swapping” promotions; as a result, our churn rates increased beginning in the third quarter of 2005 and continuing on to the first quarter of 2006.

For Smart prepaid, the average monthly churn rate for the first quarter of 2006 was 3.4%, compared to 2.7% in the same period in 2005, while the average monthly churn rate for Talk ‘N Text subscribers was 3.7% in the first quarter of 2006 compared to 4.6% in the same period in 2005. The increased churn in our prepaid service can be attributed primarily to the residual effect of the termination of the “SIM-swapping” activities described above.

The average monthly churn rate for Smart's postpaid subscribers for the first quarter of 2006 was 1.3%, compared to 2.5% in the same period in 2005. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Satellite, VSAT, Wireless Broadband and Other Services

Our revenues from satellite, VSAT, wireless broadband and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies, wireless broadband service revenues for Meridian, charges for ACeS Philippines’ satellite phone service and service revenues generated from a PLDT Global subsidiary’s mobile virtual network operations. Meridian offers a number of wireless broadband services with 38,915 subscribers as of March 31, 2006, including 35,105 Smart WiFi subscribers. Smart WiFi, the fixed wireless broadband service of Smart linked to Smart wireless broadband-enabled base stations, allows people to connect to the Internet using an outdoor aerial antenna installed in a subscriber’s home. In April 2006, this service was relaunched as Smart Bro.

Gross revenues from these services for the first quarter of 2006 amounted to Php739 million, an increase of Php86 million, or 13%, from Php653 million in the same period in 2005 principally due to the growth in our wireless broadband business.

Non-service Revenues

Our wireless non-service revenues consist of:

•            proceeds from sales of cellular handsets; and

•            proceeds from sales of cellular SIM-packs.

Our wireless non-service revenues decreased by Php113 million, or 15%, to Php646 million in the first quarter of 2006 as compared to Php759 million in the same period in 2005, primarily due to lower handset sales. In the first quarter of 2006, activations were driven more by SIM-pack sales.

Other Income

All other income/gains such as rental income and gain on disposal of property, which do not fall under service and non-service revenues, are included under this classification. Our wireless business segment generated other income of Php107 million in the first quarter of 2006, an increase of Php87 million, or 435%, as compared to Php20 million in the same period in 2005.

Expenses

Expenses associated with our wireless business in the first quarter of 2006 amounted to Php9,567 million, an increase of Php529 million, or 6%, from Php9,038 million in the same period in 2005. A significant portion of this increase was attributable to higher rent, provisions and compensation and benefits, partially offset by lower cost of sales and selling and promotions. As a percentage of our total wireless revenues and other income, expenses associated with our wireless business remained flat at 49% in the first quarter of 2006 and 2005.

Cellular business expenses accounted for 95% of our wireless business expenses, while satellite, VSAT, wireless broadband and other business expenses accounted for the remaining 5% of our wireless business expenses in the first quarter of 2006 as compared to 96% and 4%, respectively, in the same period in 2005.

The following table summarizes the breakdown of our wireless-related expenses for the three months ended March 31, 2006 and 2005 and the percentage of each expense item to the total:

	Three Months Ended March 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(Unaudited)
(in millions)
Wireless services
Depreciation and amortization	Php2,576	27	Php2,460	27	Php116	5
Rent	1,702	18	967	11	735	76
Cost of sales	1,202	12	2,004	22	(802)	(40)
Compensation and benefits(1)	1,042	11	844	9	198	23
Maintenance	923	10	782	9	141	18
Selling and promotions	793	8	1,034	12	(241)	(23)
Professional and other contracted services	422	4	358	4	64	18
Taxes and licenses	347	4	376	4	(29)	(8)
Communication, training and travel	253	3	242	3	11	5
Insurance and security services	215	2	246	3	(31)	(13)
Provisions	158	2	(54)	(1)	212	393
Amortization of intangible assets	63	1	71	1	(8)	(11)
Financing costs	(360)	(4)	(507)	(6)	147	29
Other expenses	231	2	215	2	16	7
Total	Php9,567	100	Php9,038	100	Php529	6

__________

(1)     Includes salaries and benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php116 million, or 5%, to Php2,576 million in the first quarter of 2006, principally due to additional depreciation provided for certain equipment amounting to Php176 million and Php120 million for the first quarter of 2006 and 2005, respectively; the useful lives of these certain equipment have been shortened due to network and equipment upgrade. For further details, see Note 8 – Property, Plant and Equipment to the accompanying unaudited consolidated financial statements.

Rent expenses increased by Php735 million, or 76%, to Php1,702 million on account of an increase in domestic fiber optic network, or DFON, facilities leased by Smart from PLDT and site rental expense. As at March 31, 2006, we had 4,329 GSM cell sites and 6,043 base stations, compared with 4,071 GSM cell sites and 5,480 base stations as at March 31, 2005.

Cost of sales decreased by Php802 million, or 40%, to Php1,202 million due to a decrease in volume of phone kits sold and the termination of SIM-swapping activities in May 2005. The breakdown of cost of sales for our wireless business for the three months ended March 31, 2006 and 2005 is as follows:

	Three Months Ended March 31,
			Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Cost of cellular handsets and SIM-packs sold	Php1,155	Php1,959	(Php804)	(41)
Cost of satellite air time and terminal units	47	45	2	4
	Php1,202	Php2,004	(Php802)	(40)

Compensation and benefits expenses increased by Php198 million, or 23%, to Php1,042 million, primarily due to salary increases and higher long-term incentive costs of Smart. On the other hand, Smart’s employee headcount decreased by 220, or 4%, to 5,024 in the first quarter of 2006 compared to 5,244 in the same period in 2005.

Maintenance expenses increased by Php141 million, or 18%, to Php923 million, mainly on account of higher expenses for electricity and power generation for cell sites and higher repairs and maintenance costs for network facilities and information technology equipment.

Selling and promotion expenses decreased by Php241 million, or 23%, to Php793 million due to efficient media spending and termination of certain media contracts.

Professional and other contracted services increased by Php64 million, or 18%, to
Php422 million, primarily due to increased legal, technical service, call center and contracted service fees.

Taxes and licenses decreased by Php29 million, or 8%, to Php347 million primarily due to a decrease in Smart’s business-related taxes.

Communication, training and travel expenses increased by Php11 million, or 5%, to Php253 million, due to higher foreign-related expenses incurred in the first quarter of 2006.

Insurance and security services decreased by Php31 million, or 13%, to Php215 million, primarily due to the decrease in site security expenses and lower amortization charges on prepaid insurance contracts.

Provisions increased by Php212 million, or 393%, to Php158 million, primarily due to an increase in write-down of slow-moving handsets to net realizable values. The breakdown of provisions for the three months ended March 31, 2006 and 2005 is as follows:

	Three Months Ended March 31,
			Increase
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Doubtful accounts	Php49	Php35	Php14	40
Write-down (reversal of write-down) of inventories to net realizable value	109	(89)	198	222
	Php158	(Php54)	Php212	393

Amortization of intangible assets decreased by Php8 million, or 11%, to Php63 million mainly due to a reduction in the amount of intangible assets booked by Smart from the purchase of Meridian following the finalization by an independent appraiser of the valuation work on the intangible assets in September 2005.

Financing costs in the first quarter of 2006 amounted to a negative Php360 million compared to a negative Php507 million in the same period in 2005, due to the combined results of:
(1) lower foreign exchange gains recognized in the first quarter of 2006 compared to the same period in 2005; (2) lower accretion on financial liabilities with the conversion of holders of convertible preferred shares to common shares; and (3) lower loss on derivatives recorded in the first quarter of 2006 as compared to the same period in 2005. The breakdown of our financing costs for our wireless business for the three months ended March 31, 2006 and 2005 is as follows:

	Three Months Ended March 31,
			Change
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Accretion on financial liabilities – net	Php545	Php707	(Php162)	(23)
Interest on loans and related items	405	456	(51)	(11)
Dividends on preferred stock subject to mandatory redemption	49	67	(18)	(27)
Financing charges	25	47	(22)	(47)
Loss on derivative transactions – net	1	127	(126)	(99)
Capitalized interest	(61)	(3)	(58)	1,933
Interest income	(309)	(293)	(16)	5
Foreign exchange gains – net	(1,015)	(1,615)	600	(37)
	(Php360)	(Php507)	Php147	29

Other expenses increased by Php16 million, or 7%, to Php231 million due to higher various business and operational-related expenses such as office supplies expense.

Provision for Income Tax

Provision for income tax decreased by Php409 million, or 15%, to Php2,236 million in the first quarter of 2006 from Php2,645 million in the same period in 2005. In the first quarter of 2006, the effective tax rate for our wireless business was 22% compared to 28% in the same period in 2005 due to differences in the net movement of deferred tax assets.

Net Income

Our wireless business segment recorded a net income of Php7,894 million in the first quarter of 2006, an increase of Php957 million, or 14%, over Php6,937 million registered in the same period in 2005, primarily due to the growth in our cellular service revenues and lower provision for income tax, which partly offset an increase in operating expenses.

Fixed Line

Revenues and Other Income

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Total fixed line revenues generated from our fixed line business in the first quarter of 2006 totaled Php12,269 million, an increase of Php412 million, or 3%, from Php11,857 million in the same period in 2005.

The following table summarizes revenues from our fixed line business for the three months ended March 31, 2006 and 2005 by service segment:

	Three Months Ended March 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Service Revenues
Local exchange	Php4,348	35	Php4,664	39	(Php316)	(7)
International long distance	2,559	21	3,010	26	(451)	(15)
National long distance	1,810	15	1,788	15	22	1
Data and other network	3,068	25	2,058	17	1,010	49
Miscellaneous	364	3	306	3	58	19
	12,149	99	11,826	100	323	3
Non-Service Revenues	13	–	–	–	13	100
Other Income	107	1	31	–	76	245
Total Fixed Line Revenues and Other Income	Php12,269	100	Php11,857	100	Php412	3

Service Revenues

Local Exchange Service

Our local exchange service revenues consist of:

•            flat monthly fees for our postpaid service;

•            installation charges and other one-time fees associated with the establishment of customer service;

•            revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; and

•            charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.

The following table summarizes key measures of our local exchange service business as at and for the three months ended March 31, 2006 and 2005:

	Three Months Ended March 31,
			Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)

Total local exchange service revenues (in millions)	Php4,348	Php4,664	(Php316)	(7)
Number of fixed lines in service	2,085,904	2,149,489	(63,585)	(3)
Number of fixed line employees	9,160	9,620	(460)	(5)
Number of fixed lines in service per employee	228	223	5	2

Revenues from our local exchange service decreased by Php316 million, or 7%, to Php4,348 million in the first quarter of 2006 from Php4,664 million in the same period in 2005. The decrease was primarily due to a 3% decline in the number of fixed lines in service and the appreciation of the peso which required us to make downward adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our fixed line service revenues decreased to 36% in the first quarter of 2006 compared to 39% in the same period in 2005.

Fixed line net reduction in the first quarter of 2006 was 27,895 compared to a net reduction of 2,538 in the same period in 2005. In the first quarter of 2006, prepaid and postpaid fixed lines in service declined by 20,980 and 6,915, respectively. As at March 31, 2006, postpaid and prepaid fixed line subscribers totaled 1,783,982 and 301,922, which accounted for approximately 86% and 14%, respectively, of our total fixed lines in service.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management and subscriber retention strategy. Prepaid subscribers are charged based on usage at a rate of Php1.00 per minute for local calls, but the rates for prepaid and postpaid fixed line subscribers for national and international long distance calls are the same. A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php500, Php300 and Php150. All sales of prepaid cards, whether through dealers or through PLDT's business offices, are non-refundable.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. During the first quarter of 2006 and 2005, we implemented three downward adjustments in our monthly local service rates. The average Philippine peso to U.S. dollar rate factored in our monthly local service rates in the first quarter of 2006 was Php51.847 to US$1.00, compared to an average of Php54.982 to US$1.00 in the same period in 2005. This change in the average peso-to-dollar rate translated to a peso appreciation of 5%, which resulted in an average net decrease of approximately 5% in our monthly local service rates in the first quarter of 2006.

International Long Distance Service

Our international long distance service revenues, which we generate through our international gateway facilities, consist of:

•         inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service;

•         access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

•         outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international fixed line long distance business for the three months ended March 31, 2006 and 2005:

	Three Months Ended March 31,
			Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)

Total international long distance service revenues (in millions)	Php2,559	Php3,010	(Php451)	(15)
Inbound	2,147	2,543	(396)	(16)
Outbound	412	467	(55)	(12)

International call volumes (in million minutes, except call ratio)	514	585	(71)	(12)
Inbound	468	549	(81)	(15)
Outbound	46	36	10	28
Inbound-outbound call ratio	10.2:1	15.3:1	–	–

Our total international long distance service revenues decreased by Php451 million, or 15%, to Php2,559 million in the first quarter of 2006 from Php3,010 million in the same period in 2005 due to the peso appreciation coupled with the decrease in call volumes largely as a result of alternative means of communications such as e-mailing, texting and Internet telephony. The percentage contribution of international long distance service revenues to our fixed line service revenues decreased to 21% in the first quarter of 2006 from 26% in the same period in 2005.

Our revenues from inbound international long distance service decreased by Php396 million, or 16%, due to a decrease in inbound traffic volume by 81 million minutes to 468 million minutes in the first quarter of 2006. In addition, the appreciation of the peso to the U.S. dollar with average rates of Php51.847 during the first quarter of 2006 and Php54.982 during the same period in 2005 contributed to the decrease in our inbound international long distance revenues in peso terms since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the time of billing.

Our revenues from outbound international long distance service decreased by Php55 million, or 12%, in the first quarter of 2006, primarily due to a decline in average revenue per minute as a result of lower average collection rate with the introduction of low-rate services such as PLDT ID-DSL and the modified Budget Card, and the peso appreciation in the first quarter of 2006.

On September 15, 2005, we introduced PLDT ID-DSL, a service that allows overseas calls for registered myDSL plan subscribers using a regular PLDT fixed line or a voice pad dialer for as low as US$0.10 per minute or US$0.08 per minute, respectively, depending on the subscribers’ DSL plan/package.

To address the market’s demand for low-priced international calls, PLDT modified the Budget Card, a prepaid call card, offering a reduced IDD rate of Php5 per minute, as a promotional offer starting September 24, 2005, for calls to 89 overseas destinations including the United States, Canada, Japan and China. Beginning March 4, 2006, Budget Card has been further modified to Php3, Php5 and Php8 per minute calls depending on the destination and now has 100 overseas destinations, including Saudi Arabia and other Middle East countries. Budget Cards are sold in denominations of Php200 and Php100, which must be consumed within 30 days from first use.

National Long Distance Service

Our national long distance service revenues consist of:

•               per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier;

•               access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers; and

•            fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network.

The following table shows our national long distance service revenues and call volumes for the three months ended March 31, 2006 and 2005:

	Three Months Ended March 31,
			Increase
	2006	2005	Amount	%
	(Unaudited)

Total national long distance service revenues (in millions)	Php1,810	Php1,788	Php22	1
National long distance call volumes (in million minutes)	545	449	96	21

Our national long distance service revenues increased by Php22 million, or 1%, to Php1,810 million in the first quarter of 2006 from Php1,788 million in the same period in 2005 due to an increase in call volumes partially offset by a lower average revenue per minute due to our Php10 per call promotion. Accordingly, the percentage contribution of national long distance revenues to our fixed line service revenues was 15% in the first quarter of 2006 and 2005.

On February 14, 2005, we launched a Php10 per call promotion to PLDT landline subscribers nationwide and for calls to PLDT, to Smart and Talk ‘N Text subscribers. This promotion was launched with the objective of determining a more effective tariff structure that would stimulate landline usage. Under the promotion, NDD calls between any PLDT landline subscriber nationwide or to all Smart and Talk 'N Text subscribers were charged Php10 per call instead of being charged on a per minute basis.

On May 12, 2005, PLDT began offering the Php10 per call promotion with an additional Php5 per call for the same unlimited talktime to Smart and Talk ‘N Text subscribers. PLDT to PLDT NDD calls below the equivalent Php10 toll usage were charged based on the regular rate per minute. On August 12, 2005, PLDT ceased offering the Php10 per call promotion to calls terminating to Smart and Talk ‘N Text subscribers.

Beginning September 12, 2005, PLDT charged an optional Php20 add-on monthly service fee for PLDT landline subscribers who may want to continue to avail themselves of the Php10 per call promotion for calls within our network.

In January 2006, PLDT launched the 10-10-10 promotion. This promotion offers a flat rate of Php10 for unlimited calls terminating PLDT to PLDT and Smart and Talk ‘N Text subscribers for a Php50 monthly service fee.

PLDT capped the Php10 per call service to Smart and Talk ‘N Text subscribers to those who registered on or before February 24, 2006. PLDT fixed line subscribers, however, can still register and avail of the unlimited Php10 per call service for national long distance calls within the PLDT network.

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.

The following table shows salient information about our data and other network service revenues for the three months ended March 31, 2006 and 2005:

	Three Months Ended March 31,
			Increase
	2006	2005	Amount	%
(in millions)	(Unaudited)

Data and Other Network Service Revenues	Php3,068	Php2,058	Php1,010	49
Number of PLDT DSL broadband subscribers	101,195	56,960	44,235	78
Number of PLDT Vibe narrowband subscribers	420,154	330,486	89,668	27

Our data and other network services in the first quarter of 2006 posted revenues of Php3,068 million, an increase of Php1,010 million, or 49%, from Php2,058 million in the same period in 2005, primarily due to increases in leased lines, IP-based and switched-based data services, particularly Diginet, PLDT DSL and PLDT Vibe services, respectively. The revenue contribution of this service segment to our fixed line service revenues increased to 25% in the first quarter of 2006 from 17% in the same period in 2005.

Internet-based products are bannered by PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband Internet service is targeted for heavy individual internet users as well as for small and medium enterprises; while PLDT Vibe, or PLDT’s dial-up/narrowband Internet service, is targeted for light to medium residential or individual internet users. I-Gate, our dedicated leased line Internet access service, on the other hand, is targeted to enterprises and value-added service providers.

PLDT DSL, which contributed revenues of Php733 million during the first quarter of 2006 increased by Php239 million, or 48%, from Php494 million in the same period in 2005. PLDT DSL has reached 101,195 subscribers as at March 31, 2006 compared with 56,960 subscribers in the same period in 2005. PLDT offers a number of DSL packages with speeds and monthly fees varying from 256 kbps at Php999 per month to up to 1 Mbps at Php3,000 per month.

PLDT Vibe revenues increased by Php35 million, or 58%, to Php95 million in the first quarter of 2006 from Php60 million in the same period in 2005. As at March 31, 2006, the number of PLDT’s fixed line subscribers for PLDT Vibe stood at 420,154, of which 154,934 were exclusive postpaid users, 234,315 were exclusive prepaid users, and 30,905 were both postpaid and prepaid users. As at March 31, 2005, PLDT Vibe subscribers totaled 330,486, of which 134,389 were exclusive postpaid users, 174,817 were exclusive prepaid users, and 21,280 were both postpaid and prepaid users.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional bandwidth offerings – Fibernet, Arcstar, Acacia, I-Gate, Diginet, BRAINS, among others – continues to provide us with a stable revenue source. Through Diginet, we provide Smart’s increasing fiber optic and leased line data requirements, which are included under our national data services. Diginet contributed Php1,406 million in our data revenues in the first quarter of 2006, increasing by Php720 million, or 105%, from Php686 million in the same period in 2005.

We introduced PLDT WeRoam, a wireless broadband service offering running on Smart's nationwide wireless network (using GPRS, EDGE and WiFi technologies) and PLDT's extensive IP infrastructure.  PLDT WeRoam provides workers and remote offices, of large, medium and small businesses, with continuous wireless data connectivity, wherever the users may be, to their corporate headquarters’ Intranet and/or the global Internet. Some of the recent enhancements to the service are the inclusion of international roaming in key roaming countries all over the globe and national WiFi roaming access. Principally targeted to the corporate market, the service has experienced a take-up rate of more than 7,500 contracted customers as at March 31, 2006.

In June 2005, the PLDT Innolab in Manila, was further expanded in partnership with the leading technology companies in the country. The PLDT Innolab is a first-of-its-kind innovation & testing center for the Philippine telecommunications industry. With the expanded Innovation Laboratory, more clients as well as people from the academe and government can now be accommodated and can experience more live industry solutions.

Also in June 2005, F.A.S.Track, an application-based solution that tracks the whereabouts of a company’s field assets through GPS and GSM technology was introduced. F.A.S.Track allows near real-time and simultaneous monitoring of fleet vehicles and field personnel virtually connecting mobile company assets in the field to the main office through the use of digital maps and statistical data.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities rental. In the first quarter of 2006, these revenues increased by Php58 million, or 19%, to Php364 million from Php306 million in the same period in 2005. The improvement was mainly due to an increase in co-location charges from more co-location sites coupled with an increase in rent income on duct utilization and cable restoration. The percentage contribution of miscellaneous service revenues to our fixed line service revenues was 3% in the first quarter of 2006 and 2005.

Non-service Revenues

Non-service revenues of Php13 million recognized under our fixed line business represent proceeds of computer sales in the first quarter of 2006 in relation to our DSL promo.

Other Income

All other income/gains such as rental income, gain on disposal of property, which do not fall under service and non-service revenues are included under this classification. In the first quarter of 2006, our fixed line business segment registered an increase in other income of Php76 million, or 245%, to Php107 million in the first quarter of 2006 from Php31 million in the same period in 2005, primarily due to higher service and facility fees.

Expenses

Expenses related to our fixed line business in the first quarter of 2006 totaled Php11,136 million, an increase of Php2,381 million, or 27%, compared to Php8,755 million in the same period in 2005. The increase was primarily due to higher depreciation and amortization, financing costs, and compensation and benefits expenses partially offset by lower provisions and insurance and security services.

The following table shows the breakdown of our total fixed line-related expenses for the three months ended March 31, 2006 and 2005 and the percentage of each expense item to the total:

	Three Months ended March 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Depreciation and amortization	Php4,971	45	Php3,001	34	Php1,970	66
Compensation and benefits(1)	2,216	20	1,934	22	282	15
Financing costs	1,408	13	773	9	635	82
Maintenance	808	7	810	9	(2)	–
Rent	427	4	391	5	36	9
Selling and promotions	386	3	355	4	31	9
Professional and other contracted services	214	2	213	2	1	–
Taxes and licenses	205	2	188	2	17	9
Insurance and security services	133	1	163	2	(30)	(18)
Communication, training and travel	124	1	94	1	30	32
Provisions	70	1	653	8	(583)	(89)
Cost of sales	32	–	–	–	32	100
Other expenses	142	1	180	2	(38)	(21)
Total	Php11,136	100	Php8,755	100	Php2,381	27

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Depreciation and amortization charges increased by Php1,970 million, or 66%, to Php4,971 million mainly due to the effect of our change in estimated useful lives of certain property and equipment in line with our upgrade to the next-generation network which resulted in increased depreciation charges of Php1,941 million for 2006, and higher depreciation of our regular asset base from additional completed projects. Please see Note 8 – Property, Plant and Equipment to the accompanying unaudited consolidated financial statements for further discussion.

Compensation and benefits expenses increased by Php282 million, or 15%, to Php2,216 million primarily due to the effect of the collective bargaining agreement-related increases in salaries and benefits and an increase in incentive plan-related accruals, partially offset by a reduction in headcount due to PLDT’s MRP.

Financing costs increased by Php635 million, or 82%, to Php1,408 million due to: (1) lower foreign exchange gains recorded in the first quarter of 2006 compared to the same period in 2005; (2) loss on derivatives recorded in the first quarter of 2006 compared to a gain in the same period in 2005; and (3) lower interest on loans and related items owing to lower debt balances in the first quarter of 2006 compared to the same period in 2005. The breakdown of financing costs for our fixed line business for the three months ended March 31, 2006 and 2005 is as follows:

	Three Months ended March 31,
			Change
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Interest on loans and related items	Php1,718	Php2,470	(Php752)	(30)
Hedge costs	341	241	100	41
Accretion on financial liabilities – net	69	89	(20)	(22)
Loss (gain) on derivative transactions – net	21	(217)	238	110
Financing charges	11	(19)	30	158
Capitalized interest	(68)	(94)	26	(28)
Interest income	(108)	(73)	(35)	48
Foreign exchange gains – net	(576)	(1,624)	1,048	(65)
	Php1,408	Php773	Php635	82

Maintenance expenses decreased by Php2 million to Php808 million primarily due to lower maintenance costs for foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in the first quarter of 2006 as compared to the same period in 2005.

Rent expenses increased by Php36 million, or 9%, to Php427 million due to an increase in international leased circuits and rental charges occupied by various equipments, partially offset by lower rentals for bundled sales/value added service units.

Selling and promotion expenses increased by Php31 million, or 9%, to Php386 million, primarily as a result of an increase in PLDT’s promotional activities in relation to various products and services, partially offset by lower commissions paid in the first quarter of 2006.

Professional and other contracted services increased by Php1 million to Php214 million primarily due to an increase in facility management fees and collection agency fees, partially offset by lower advisory and legal fees in the first quarter of 2006 for various services.

Taxes and licenses increased by Php17 million, or 9%, to Php205 million mainly on account of higher NTC supervision and license fees, fringe benefit taxes in respect of our stock option plan and other business-related taxes paid in the first quarter of 2006 as compared to the same period in 2005.

Insurance and security services decreased by Php30 million, or 18%, to Php133 million, primarily due to lower premiums on property all-risk, industrial all-risk and industrial fire insurance, partially offset by higher security services due to a rate increase for contracted security guards.

Communication, training and travel expenses increased by Php30 million, or 32%, to Php124 million due to an increase in mailing, courier and delivery services, as well as an increase in local travel and training in the first quarter of 2006 as compared to the same period in 2005.

Provisions decreased by Php583 million, or 89%, to Php70 million, primarily on account of a lower provision by PLDT for anticipated uncollectible accounts from various specifically identified domestic telecommunications carriers which were provided for in 2004 complemented by a decrease in our write-down of inventories to net realizable value. The breakdown of provisions for our fixed line business for the three months ended March 31, 2006 and 2005 is as follows:

	Three Months Ended March 31,
			Change
	2006	2005	Amount	%
	(Unaudited)
(in millions)
Doubtful accounts	Php155	Php703	(Php548)	(78)
Onerous contracts and assessments	(85)	(50)	(35)	70
	Php70	Php653	(Php583)	(89)

Cost of sales of computers amounting to Php32 million were recognized in the first quarter of 2006 in relation to our DSL promo. No similar charges were incurred in the same period in 2005.

Other expenses decreased by Php38 million, or 21%, to Php142 million due to lower office supplies consumption and printing costs resulting from PLDT’s continuing cost-containing activities.

Provision for Income Tax

Provision for income tax amounted to Php291 million in the first quarter of 2006 compared to Php830 million in the same period in 2005, a decrease of Php539 million, or 65%, primarily due to lower income subject to tax.

Net Income

In the first quarter of 2006, our fixed line business segment contributed a net income of Php842 million, a decrease of Php1,430 million, or 63%, as compared to Php2,272 million in the same period in 2005 mainly as a result of a 27% increase in fixed line-related expenses, particularly depreciation and amortization which more than offset the 3% increase in fixed line-related revenues.

Information and Communications Technology

Revenues and Other Income

Our information and communications technology business is conducted by ePLDT and its subsidiaries.

In the first quarter of 2006, our information and communications technology business generated revenues of Php872 million, an increase of Php121 million, or 16%, from Php751 million in the same period in 2005. Going forward, we expect revenues from our call center business to continue to contribute significantly to our information and communications technology revenues with the growing demand for our call center services.

The following table summarizes revenues from our information and communications technology business for the three months ended March 31, 2006 and 2005 by service segment:

	Three Months Ended March 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(Unaudited)
(in millions)
Service Revenues
Call center	Php563	65	Php408	54	Php155	38
Internet and gaming	142	16	146	20	(4)	(3)
VitroTM data center	83	10	81	11	2	2
Others	25	3	17	2	8	47
	813	94	652	87	161	25
Non-service Revenues
Point-of-Product Sales	53	6	66	9	(13)	(20)

Other Income	4	–	31	4	(27)	(87)

Equity share in net income of associates	2	–	2	–	–	–

Total ICT Revenues and Other Income	Php872	100	Php751	100	Php121	16

Service Revenues

Service revenues generated by our information and communications technology segment amounted to Php813 million in the first quarter of 2006, an increase of Php161 million, or 25%, as compared to Php652 million in the same period in 2005 primarily as a result of the continued growth of our call center business.

Call Center

We are focused on developing our call center business which capitalizes on the availability of English-speaking college graduates in the Philippines with a strong customer service orientation. ePLDT now uses one umbrella brand name, ePLDT Ventus, for all of its call center businesses, including Vocativ and Parlance. Vocativ provides customer and technical support to its clients in the Philippines, U.S. and U.K. while Parlance provides the exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the U.S. In aggregate, we own and operate 3,690 seats with 3,842 customer service representatives, or CSRs, as of March 31, 2006 compared to 2,174 seats with 2,378 CSRs as of March 31, 2005. In 2005, ePLDT had four call centers in Metro Manila and one in Iloilo; two more will open in 2006.

Call center revenues consist of:

•               inbound calls for customer care, product inquiries, sales and technical support based on active minutes, billable hours and full-time equivalents;

•               outbound calls for sales and collections based on active minutes, billable hours and full-time equivalents; and

•               service income for e-mail handling, web chat, web co-browsing, data entry and business process outsourcing based on transaction volume.

Revenues related to our call center business in the first quarter of 2006 increased by Php155 million, or 38%, to Php563 million from Php408 million in the same period in 2005, primarily due to the combined effects of the following:

•               Vocativ’s upward price adjustment for calls and an increase in programs being handled;

•               an upward price adjustment by Parlance for its inbound and outbound projects, coupled with an increase in the number of registered minutes for inbound projects and hours for outbound projects;

•               expansion of existing Parlance and Vocativ facilities by 906 and 211 seats, respectively, from 1,234 and 999 in the first quarter of 2005 to 1,400 and 1,210 in the same period in 2006;

•               commencement of Ventus operations in Iloilo in March 2005; and

•               continuous ramp up of CSRs by 1,464, or 62%, from a total of 2,378 in the first quarter of 2005 to 3,842 in the same period in 2006.

Call center revenues accounted for 69% and 63% of total information and communications technology service revenues in the first quarter of 2006 and 2005, respectively.

Internet and gaming

ePLDT has also invested in a number of other e-commerce and internet-related businesses, which include:

•               a 99.6% interest in Infocom, one of the country’s leading internet service providers. Infocom offers consumer prepaid and postpaid internet access, corporate leased lines, dedicated dial-up, multi-user dial-up, broadband internet access through DSL, web consulting and development, hosting and other value-added services;

•               a 75% interest in Digital Paradise, an internet café business which assumed the assets of Netopia Computer Technologies, Inc., and the brand Netopia. Netopia is now one of the largest and fastest growing internet café chains in the country with 186 branches and over 8,500 work stations. Digital Paradise offers high-speed internet services, including internet advertising, gaming and printing;

•               a 60% interest in netGames, a publisher for Massively Multi-player Online Game in the Philippines. netGames is the Philippine licensee of Khan Online, Pangya and Flyff, and the owner of Juanworld, a community gaming portal. netGames commenced full commercial operations in February 2005;

•               a 60% interest in Level Up!, a leading publisher of online games in the Philppines with about 80% of the online gaming market;

•               51% interest in Airborne Access, the country’s leading operator of WiFi hotspots, which provides wireless internet access in hotspots equipped with Airborne Access WiFi access points; and

•               a 51% interest in Digital Paradise Thailand, an affiliate of Digital Paradise, offering similar products and services. Digital Paradise Thailand currently has four branches in addition to its head office all situated in Bangkok, Thailand.

Internet Service revenues consist of:

•               revenues derived from actual usage of the internet access network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic internet time loads, net of discounts given to dealers;

•               monthly service fees from postpaid corporate and consumer subscribers, including (1) charges for internet usage in excess of allocated free plan internet hours; (2) one-time installation and activation fees; and (3) fees for value added services such as additional mailbox accounts;

•               monthly service fees on value added services, including e-mail and web hosting services;

•               one-time fees generated from resellership of internet-related solutions such as security solutions and domain registration;

•               sales revenues from retailing of prepaid cards for cellular, landline and internet access;

•               franchise fees for Netopia Internet cafés, including a one-time subscription fee and monthly recurring franchise fees based on certain conditions on the franchise agreement; and

•               share in revenues of text, voice and internet messages for cellular, landline and internet-based content and applications.

Revenues from our internet business in the first quarter of 2006 decreased by Php4 million, or 3%, to Php142 million from Php146 million in the same period in 2005, primarily due to a decrease in Infocom’s revenues in 2005, which was partially offset by the consolidation of Digital Paradise in June 2004. Our internet business revenues accounted for 17% and 22% of service revenues from information and communications technology business in the first quarter of 2006 and 2005, respectively.

VitroTM data center

ePLDT operates an internet data center under the brand name VitroTM. Granted pioneer status as an internet data center by the Board of Investments, VitroTM provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall.

VitroTM revenues consist of:

•               monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value added services;

•               installation charges and other one-time fees associated with the set-up of services; and

•               monthly service fees or one-time fees generated from professional services of Vitro’s certified professionals.

In the first quarter of 2006, VitroTM contributed revenues of Php83 million, an increase of Php2 million, or 2%, from Php81 million in the same period in 2005, primarily due to an increase in co-location revenues, server hosting and other services. VitroTM revenues accounted for 10% and 12% of service revenues from our information and communications technology business in the first quarter of 2006 and 2005, respectively.

Others

Other revenues consist of:

•               fees generated for issuance of digital certificates; and

•               revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

Revenues from other businesses related to our information and communications technology segment in the first quarter of 2006 increased to Php25 million from Php17 million in the same period in 2005 largely due to IT helpdesk/contact center services rendered coupled with an increase in the number of digital certificates sold.

Please refer to Note 9 – Investments in Associates to the accompanying unaudited consolidated financial statements for further discussion on ePLDT’s other information and communications technology services.

Non-service Revenues

Non-service revenues consist of sales generated from reselling certain Microsoft licenses, server solutions, networking products, storage products and data security products. In the first quarter of 2006, non-service revenues generated by our information and communications technology business decreased by Php13 million, or 20%, to Php53 million compared to Php66 million in the same period in 2005, primarily due to lower revenues from sales of networking equipment and Microsoft licenses.

Other Income

All other income/gains which do not fall under service and non-service revenues are included under this classification. Other income generated from our information and communications technology business segment decreased to Php4 million in the first quarter of 2006 from Php31 million in the same period in 2005 primarily due to Infocom’s sale of its NOW cable internet business the first quarter of 2005; no similar transaction was incurred in the same period in 2006.

Equity Share in Net Income of Associates

Equity share in net income of associates amounted to Php2 million in the first quarter of 2006 and 2005, due to share in the earnings of ePDS, an unconsolidated subsidiary.

Expenses

Expenses associated with our information and communications technology business totaled Php858 million in the first quarter of 2006, an increase of Php137 million, or 19%, from Php721 million in the same period in 2005, primarily due to an increase in compensation and benefits, depreciation and amortization and selling and promotions. As a percentage of our information and communications technology revenues, expenses related to our information and communications technology business were at 98% and 96% for the first quarter of 2006 and 2005, respectively.

The following table shows the breakdown of our total information and communications technology-related expenses for the three months ended March 31, 2006 and 2005 and the percentage of each expense item to the total:

	Three Months Ended March 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
	(Unaudited)
(in millions)
Information and communications technology services:
Compensation and benefits(1)	Php386	45	Php308	43	Php78	25
Depreciation and amortization	120	14	95	13	25	26
Rent	99	12	99	14	–	–
Selling and promotions	81	9	64	9	17	27
Maintenance	58	7	70	10	(12)	(17)
Communication, training and travel	30	3	16	2	14	88
Professional and other contracted services	23	3	20	3	3	15
Financing costs	13	1	13	2	–	–
Taxes and licenses	8	1	10	1	(2)	(20)
Insurance and security services	5	1	3	–	2	67
Provisions	1	–	–	–	1	100
Other expenses	34	4	23	3	11	48
Total	Php858	100	Php721	100	Php137	19

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php78 million, or 25%, to Php386 million, mainly due to the expansion of our call center and Internet and gaming businesses, which resulted in an increase in headcount coupled with an increase in salaries, bonuses and various incentives of employees.

Depreciation and amortization charges increased by Php25 million, or 26%, to
Php120 million, primarily due to an increase in the depreciable asset base in relation to the expansion of our call center and internet and gaming businesses.

Selling and promotion expenses increased by Php17 million, or 27%, to Php81 million mainly due to an increase in advertising and marketing spending by our Internet and gaming businesses in the first quarter of 2006 as compared to the same period in 2005.

Maintenance expenses decreased by Php12 million, or 17%, to Php58 million primarily due to Vitro’s lower hardware maintenance costs related to its IBM and CISCO equipments partially offset by higher hosting-related costs incurred in the first quarter of 2006 as compared to the same period in 2005.

Communication, training and travel expenses increased by Php14 million, or 88%, to Php30 million due to the increased cost of bandwidth and information system charges, coupled by the increase in telecommunications costs incurred by our call center business for its outbound calls.

Professional and other contracted services increased by Php3 million, or 15%, to
Php23 million, primarily due to an increase in consultancy, legal and audit fees in the first quarter of 2006 as compared to the same period in 2005.

Financing costs amounted to Php13 million in the first quarter of 2006 and 2005, primarily due to higher foreign exchange losses from dollar-denominated receivables, partially offset by lower interest on loans as debt balances decreased in the first quarter of 2006 as compared to the same period in 2005.

Taxes and licenses decreased by Php2 million, or 20%, to Php8 million due to lower business-related taxes paid in the first quarter of 2006 as compared to the same period in 2005.

Insurance and security services increased by Php2 million, or 67%, to Php5 million primarily due to higher premium costs and an increase in the assets insured in the first quarter of 2006 as compared to the same period in 2005.

Provisions increased by Php1 million in the first quarter of 2006 due to the non-collectibility status of certain accounts; no similar provisions were recorded in 2005.

Other expenses increased by Php11 million, or 48%, to Php34 million mainly due to higher royalty fees on licenses by our Internet and gaming businesses, and increase in other business-related costs.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php15 million in the first quarter of 2006 primarily due to the recognition of deferred tax assets pertaining to accrued pension costs, net operating loss carry-over and allowance for doubtful accounts as compared to the same period in 2005.

Net Income (Loss)

In the first quarter of 2006, our information and communications technology business segment registered a net income of Php29 million, a decrease of Php1 million compared to Php30 million in the same period in 2005 mainly as a result of a 19% increase in ICT-related expenses, particularly compensation and benefits partially offset by a 16% increase in ICT-related revenues.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the three months ended March 31, 2006 and 2005 as well as consolidated capitalization and other selected financial data as at March 31, 2006 and December 31, 2005:

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
(in millions)
Cash Flows
Net cash provided by operating activities	Php15,429	Php15,464
Net cash used in investing activities	5,825	2,191
Capital expenditures	4,869	4,263
Net cash used in financing activities	3,997	10,459
Net increase in cash and cash equivalents	5,138	2,456

	March 31,	December 31,
	2006	2005
	(Unaudited)	(Audited)
(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php75,281	Php84,860
Obligations under capital lease	330	381
Preferred stock subject to mandatory redemption	11,030	11,974
	86,641	97,215

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	23,706	18,684
Obligations under capital lease maturing within one year	762	717
	24,468	19,401
Total interest-bearing financial liabilities	111,109	116,616
Total equity	76,752	74,369
	187,861	Php190,985

Other Financial Data
Total assets	Php251,110	Php249,713
Property, plant and equipment - net	173,571	176,974
Cash and cash equivalents	35,202	30,064

As at March 31, 2006, our consolidated cash and cash equivalents totaled Php35,202 million. Principal sources of consolidated cash and cash equivalents in the first quarter of 2006 were cash flows from operating activities amounting to Php15,429 million and drawings from Smart’s debt facilities aggregating Php3,446 million. These funds were used principally for capital outlays of Php4,869 million, total debt principal payments of Php4,804 million and interest payments of Php1,422 million.

Operating Activities

Our consolidated net cash flows from operating activities in the first quarter of 2006 decreased by Php35 million to Php15,429 million, from Php15,464 million in the same period in 2005.

A significant portion of our cash flow is generated by our wireless business, which accounted for 59% of our service revenues in the first quarter of 2006 and 2005. Revenues from our fixed line and information and communications technology services accounted for 38% and 3%, respectively, of our service revenues in the first quarter or 2006 compared to 39% and 2%, respectively, in the same period in 2005.

Cash flows from operating activities of our wireless business amounted to Php7,730 million in the first quarter of 2006, a decrease of Php2,288 million, or 23%, compared to Php10,018 million in the same period in 2005. Our fixed line business contributed Php7,383 million in the first quarter of 2006, a decrease of Php2,236 million, or 43%, compared to Php5,147 million in the same period in 2005. The overall decrease in our cash flows from operating activities was due to an increase in working capital requirements with the settlement of various current liabilities. Our wireless business segment accounted for 50% of our cash flows from operating activities while our fixed line segment accounted for 48% in the first quarter of 2006. We currently believe that our continuing strong cash flows from operating activities on a consolidated basis will allow us to defray our current liabilities despite our current ratio being less than 1:1 as at March 31, 2006.

While Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders, Smart has been able to obtain waivers from Finnvera and certain of its lenders for each of the dividend payments made by Smart to PLDT in 2005, 2004, 2003 and 2002 aggregating Php19,717 million, Php16,100 million, Php6,166 million and Php1,540 million, respectively. In September and December 2005, Smart redeemed 200 million and 180.8 million preferred shares, respectively, previously issued to PLDT at a redemption price of Php13.875 per share, or a total redemption price aggregating to Php5,283 million.

Investing Activities

Net cash used in investing activities in the first quarter of 2006 amounted to Php5,825 million, an increase of Php3,634 million, or 166%, compared to Php2,191 million in the same period in 2005. This was a result of an increase in payments for purchase of investments by Php963 million primarily due to the final settlement in relation to Meridian’s acquisition, increase in capital expenditures by Php606 million and an increase in short-term investments in the first quarter of 2005 compared to a decrease in the same period in 2006.

Our consolidated capital expenditures in the first quarter of 2006 totaled Php4,869 million, an increase of Php606 million, or 14%, from Php4,263 million in the same period in 2005, primarily due to Smart’s and ePLDT’s higher capital spending. Smart's capital spending of Php2,530 million in the first quarter of 2006 was used to roll-out its 3G network and further expand and upgrade its transmission network facilities to increase capacity and coverage in respect of basic and advanced cellular services. PLDT's capital spending of Php1,955 million was principally used to finance the expansion of its fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php331 million was primarily used to fund its VitroTM, Digital Paradise and call center business operations. The balance represented other subsidiaries’ capital spending. Consolidated capital expenditures in the same period in 2005 amounted to Php4,263 million, of which Php1,753 million, Php2,344 million and Php158 million were attributable to Smart, PLDT and ePLDT, respectively. The balance represented other subsidiaries’ capital spending.

Financing Activities

On a consolidated basis, we used net cash of Php3,997 million for financing activities, net of loan drawings by Smart, in the first quarter of 2006, compared to Php10,459 million in the same period in 2005. The net cash used in financing activities in the first quarter of 2006 was mainly attributable to debt repayments and interest payments by PLDT in line with its ongoing debt reduction program and dividend payments distributed to preferred stockholders.

Debt Financing

Additions to our consolidated long-term debt in the first quarter of 2006 totaled Php3,446 million mainly from Smart's drawings related to the financing of its Phase 8 loan facilities. Payments in respect of principal and interest of our total debt amounted to Php4,804 million and Php1,422 million, respectively, in the first quarter of 2006, of which Php3,446 million and Php1,224 million were attributable to PLDT, respectively.

The following table shows our long-term debt, including current portion as at March 31, 2006 and December 31, 2005:

	March 31,	December 31,	Increase (Decrease)
	2006	2005	Amount	%
	(Unaudited)	(Audited)
(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans	Php20,649	Php23,126	(Php2,477)	(11)
Fixed Rate Notes	48,952	52,354	(3,402)	(6)
Term Loans	16,934	14,288	2,646	19
Restructured Loans	4,654	4,767	(113)	(2)
Satellite Acquisition Loans	2,665	3,040	(375)	(12)
	93,854	97,575	(3,721)	(4)
Japanese Yen Debt:
JBIC’s Overseas Investment Loan	2,424	3,139	(715)	(23)
Export Credit Agency-Supported Loan	684	709	(25)	(4)
	3,108	3,848	(740)	(19)
Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	1,577	1,576	1	–
Term Loans	65	166	(101)	(61)
Restructured Loans	383	379	4	1
	2,025	2,121	(96)	(5)
	Php98,987	Php103,544	(Php4,557)	(4)

For a complete discussion of long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Our long-term debt decreased by Php4,557 million, or 4%, to Php98,987 million as at March 31, 2006 largely due to debt amortizations and prepayments in line with PLDT’s efforts to reduce its overall debt level and also due to the appreciation of the peso. PLDT’s debt was reduced by 8% to Php67,470 million by March 31, 2006. In addition, the debt levels of Mabuhay and ePLDT as at March 31, 2006 decreased by 12% and 61%, to Php2,665 million and Php65 million, respectively, due to the peso appreciation and debt amortizations during 2005. Conversely, the debt level of Smart increased by 7%, to Php28,788 million as at March 31, 2006 due to additional drawings.

As at March 31, 2006, PLDT had no undrawn committed long-term credit facilities. On August 8, 2005, Smart signed a US$30 million commercial facility with Nordic Investment Bank to partly finance the related Phase 8 GSM equipment and services contracts. The facility is expected to be drawn in the third quarter of 2006. On August 10, 2005, Smart signed a US$70 million loan facility with Finnish Export Credit Ltd. for its GSM Phase 8 financing. Smart opted to utilize only a total of US$66.79 million which was drawn in February 15, 2006 and March 13, 2006 for US$10.02 million and US$56.77 million, respectively. The balance of US$3.2 million was canceled. The first repayment of the facility was made in March 1, 2006. Smart also had available facilities under its €50 million Framework Agreement with Bayerische Hypo-und Vereinsbank Aktiengesellschaft up to a maximum aggregate amount of €44 million. Please see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements for a detailed discussion of our long-term debt.

The scheduled maturities of our outstanding unaudited consolidated long-term debt at nominal values as at March 31, 2006 are as follows:

Year	US$ Loans(1)		JP¥ Loans(2)		Peso Loans	Total
	(in millions)

2006(3)	US$268	Php13,695	JP¥2,024	Php880	Php829	Php15,404
2007	334	17,113	3,418	1,486	36	18,635
2008	124	6,378	1,709	743	24	7,145
2009	281	14,374	–	–	24	14,398
2010	63	3,208	–	–	834	4,042
2011 and onwards	924	47,253	–	–	380	47,633
	US$1,994	Php102,021	JP¥7,151	Php3,109	Php2,127	Php107,257

________________

(1)        The exchange rate used was Php51.158 to US$1.00.

(2)        The exchange rate used was Php0.4347 to JP¥1.00.

(3)        April 1, 2006 to December 31, 2006.

Approximately Php59,624 million principal amount of our consolidated outstanding long-term debt as at March 31, 2006 is scheduled to mature over the period from 2006 to 2010. Of this amount, Php39,969 million was attributable to PLDT, Php16,925 million to Smart, and the remainder to Mabuhay Satellite, Maratel and ePLDT.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying common dividends under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

Please see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements for a detailed discussion of our covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Since 2002, we have been utilizing internally generated cash, particularly from our cellular business, to reduce our overall level of indebtedness. In line with this objective, we have managed our capital expenditures, reduced our investments and suspended dividend payments to common shareholders from April 2001. As a result of our improving cash flows and reduced debt levels, we restored the payment of dividends in May 2005 and currently intend to gradually increase our dividend payout ratio in succeeding years as we improve our leverage ratios.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard and Poor’s	Foreign Currency Senior Unsecured Debt Rating	BB+	Stable

Moody’s Investor Service	Foreign Currency Senior Unsecured Debt Rating	Ba2	Negative
	Local Currency Corporate Family Rating	Ba1	Positive

Fitch	Long-term Foreign Currency Rating	BB	Stable
	Long-term Local Currency Rating	BB+	Stable

On March 29, 2006, Moody’s Investor Service, or Moody’s, placed the Ba1 local currency corporate family rating of PLDT on review for possible upgrade. At the same time, Moody’s affirmed PLDT’s Ba2 foreign currency senior unsecured ratings, with a negative outlook.

On February 20, 2006, Fitch Ratings has revised its outlook on PLDT’s long-term foreign currency from negative to stable. PLDT’s long-term foreign currency, global bonds and senior notes has been affirmed at “BB” and convertible preferred stock at “B+.” The revision in outlook reflects that of the outlook of the Republic of the Philippines as foreign currency and senior debt instrument ratings are constrained by the sovereign foreign currency rating. At the same time, PLDT’s long-term local currency rating has been affirmed at “BB+” with a stable outlook.

Equity Financing

PLDT raised Php21 million and Php83 million from the exercise by certain officers and executives of stock options in the first quarter of 2006 and 2005, respectively. In addition, through our subscriber investment plan, or SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php81 million in 2006.

Cash dividend payments to preferred shareholders in the first quarter of 2006 amounted to Php222 million compared to Php320 million in the same period in 2005. On March 1, 2005, PLDT declared cash dividends of Php14 per common share to holders of record as at March 31, 2005 paid on May 12, 2005. This was the first cash dividend declaration to common shareholders in four years since April 2001. In addition, on each of May 5, 2005 and November 8, 2005, PLDT declared cash dividends of Php21 per common share to holders of record as at June 3, 2005 and November 28, 2005 paid on July 14, 2005 and December 28, 2005, respectively. On February 27, 2006, PLDT declared cash dividends of Php28 per common share to holders of record as at March 20, 2006 paid on April 20, 2006.

As at March 31, 2006, there were 181,431,099 PLDT common shares outstanding.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual obligations outstanding as at March 31, 2006:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(Unaudited)
(in millions)
Long-term debt (1)	Php107,257	Php23,816	Php18,370	Php17,438	Php47,633
Long-term lease obligations:
Operating lease	3,560	614	1,082	855	1,009
Capital lease	1,677	938	288	15	436
Unconditional purchase obligations(2)	10,682	4,799	2,046	2,046	1,791
Other long-term obligations	14,231	–	7,431	6,800	–
Total contractual obligations	Php137,407	Php30,167	Php29,217	Php27,154	Php50,869

___________

(1)     Before deducting unamortized debt discount and debt issuance costs.

(2)     Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at March 31, 2006, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php14 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at March 31, 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php25 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,242 million as at March 31, 2006 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations aggregating Php105 million as at March 31, 2006, and ePLDT has lease obligations aggregating Php174 million as at March 31, 2006 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. PLDT is a party to a Founder NSP, or National Service Provider, Air Time Purchase Agreement entered into with ACeS International Limited, or AIL, in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the purported date of the start of commercial operations of the Garuda I Satellite.

In the event that AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 20 – Related Party Transactions and Note 23 – Provisions and Contingencies to the accompanying unaudited consolidated financial statements for further details relating to the Air Time Purchase Agreement with AIL.

As at March 31, 2006, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php10,682 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements, as at March 31, 2006, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JP¥4,071.89 per share, respectively.

As at March 31, 2006, 2,638,014 shares of Series V Convertible Preferred Stock and 1,351,823 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. As at March 31, 2006, 83,426 shares of Series V, 3,943,281 shares of Series VI and 3,842,000 shares of Series VII Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at March 31, 2006 was Php14,231 million, of which Php7,431 million is puttable on June 4, 2008 and Php6,800 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying shares of common stock was Php15,147 million, based on the market price of PLDT common shares of Php1,925 per share as at March 31, 2006.

Please refer to Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements for further discussion.

Commercial Commitments

As at March 31, 2006, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,013 million. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations and equity issues and sales of certain assets.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

As at March 31, 2006, the Philippine peso had appreciated by Php1.904, or 4%, against the U.S. dollar to Php51.158 to US$1.00 from Php53.062 to US$1.00 as at December 31, 2005. As at March 31, 2005, on the other hand, the peso appreciated by Php1.594, or 3%, to Php54.747 to US$1.00 from Php56.341 to US$1.00 as at December 31, 2004. As at March 31, 2006, the Philippine peso had appreciated by 3% against the Japanese yen to Php0.4347 to JP¥1 from Php0.4504 to JP¥1 as at December 31, 2005. On the other hand, as at March 31, 2005, the peso appreciated by 7% to Php0.5111 to JP¥1 from Php0.5495 to JP¥1 as at December 31, 2004. The revaluation of our foreign-currency denominated assets and liabilities is recognized as foreign exchange gains or losses as at balance sheet date. Since substantially all of our indebtedness is denominated in U.S. dollars and Japanese yen, the appreciation of the peso has resulted to the recognition of net foreign exchange gains. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt we carry. As at March 31, 2006, consolidated foreign currency debt-denominated amounted to Php96,962 million, a reduction from Php133,214 million last March 31, 2005. As such, we recognized lower net foreign exchange gains of Php1,578 million in the first quarter of 2006 as compared to Php3,232 million recorded in the same period in 2005.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at March 31, 2006, approximately 98% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Of our foreign currency-denominated debts, 3% are in Japanese yen on a consolidated basis and the balance in U.S. dollars. Thus, a weakening of the Philippine peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 55% of our consolidated debts, or 40% net of our U.S. dollar cash balances as at March 31, 2006), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the Philippine peso against the U.S. dollar substantially drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Liquidity and Capital Resources – Financing Activities – Covenants” above and Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign currency risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign currency risk associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings or directly to income for the period. As at March 31, 2006, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$179 million and JP¥445 million; US$550 million; and US$175 million, respectively. Smart has no outstanding forward foreign exchange contracts as at March 31, 2006.

For further discussions of these contracts, see Note 24 – Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying unaudited consolidated financial statements.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. As at March 31, 2006, PLDT’s outstanding interest rate swap contracts amounted to US$63 million. For further discussions of these contracts, see
Note 24 – Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying unaudited consolidated financial statements.

We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in the first quarter of 2006 was 7.3%, compared to 8.4% in the same period in 2005.

PART II – OTHER INFORMATION

ePLDT’s Investment in Philweb

On May 5, 2006, ePLDT and Philweb Corporation, or Philweb, signed an investment agreement and subscription agreement for ePLDT to invest in and subscribe to newly issued common shares equivalent to 20% of Philweb’s outstanding common stock for an aggregate amount of Php502.4 million. Philweb is primarily engaged in Internet-based gaming and will enable the PLDT Group to gain a firm hold on legitimate gaming content for the PLDT Group’s cellular, fixed line and wireless broadband businesses thereby increasing the PLDT Group’s usage of its various network resources.

Launch of Pwede! Card

On May 5, 2006, PLDT and Smart launched the Pwede! Card, a convergent product made possible by our NGN capability. Pwede! Card is the first reloadable PIN-based prepaid card that provides access to a range of voice and Internet services at affordable rates.  Pwede! Card is applicable to a host of fixed line and wireless services including local, domestic and international long distance calls, text messaging, payphones and prepaid Internet.

Smart’s 20% Acquisition of WolfPac

On May 8, 2006, Smart signed a share purchase agreement to acquire the remaining 20% equity interest in Wolfpac, a company engaged in the business of consumer mobile applications software development and content development.  Smart acquired 80% equity interest in Wolfpac in October 2003.

Related Party Transactions

In the ordinary course of business, a number of companies related to but outside of the consolidated PLDT Group are engaged in arm’s-length intercompany transactions. We believe that the terms of these transactions are comparable with those available from unrelated parties.

Transactions to which PLDT or any of its subsidiaries are a party, in which a director or key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at March 31, 2006 and December 31, 2005 and for the three months ended March 31, 2006 and 2005 are as follows:

Agreements with NTT Communications and/or its Affiliates — agreements under which (1) NTT Communications provides advisory services for various business areas of PLDT; (2) NTT World Engineering Marine Corporation provides maintenance services to PLDT’s DFON; (3) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (4) PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunication services. Total fees under these agreements totaled Php51 million and Php81 million for the three months ended March 31, 2006 and 2005, respectively. PLDT’s outstanding obligations under these agreements amounted to Php46 million and Php23 million as at March 31, 2006 and December 31, 2005, respectively.

Agreements between Smart and Asia Link B.V. — agreements under which Asia Link undertakes to provide technical support services and assistance in the operations and maintenance of Smart’s cellular business. Total fees under these agreements totaled Php142 million and Php123 million for the three months ended March 31, 2006 and 2005, respectively. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php62 million and Php194 million as at March 31, 2006 and December 31, 2005, respectively. Asia Link is a subsidiary of the First Pacific Group.

Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses paid under these agreements amounted to Php105 million and Php155 for the three months ended March 31, 2006 and 2005, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

For a more detailed discussion of the related party transactions enumerated above, see Note 20 –Related Party Transactions to the accompanying unaudited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: /s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-chan
Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 9, 2006

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2006 (UNAUDITED) AND DECEMBER 31, 2005 (AUDITED)

AND FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in million pesos, except par value and share amounts)

	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property, plant and equipment (Notes 2, 8 and 17)	173,571	176,974
Investments in associates (Notes 2, 9 and 17)	17	15
Investments-available-for-sale (Notes 2 and 24)	109	109
Investment properties (Notes 2 and 10)	694	701
Goodwill and intangible assets (Notes 2, 3 and 11)	2,980	3,049
Deferred income tax assets (Notes 2 and 6)	15,979	15,457
Derivative assets (Notes 2 and 24)	867	2,648
Notes receivable (Notes 2, 12 and 24)	346	346
Prepayments - net of current portion	1,020	1,062
Advances and refundable deposits - net of current portion (Note 2)	1,337	1,070
Total Noncurrent Assets	196,920	201,431
Current Assets
Cash and cash equivalents (Notes 2, 13 and 24)	35,202	30,064
Short-term investments (Notes 2 and 24)	2,743	2,746
Trade and other receivables (Notes 2, 14 and 24)	7,838	7,113
Inventories and supplies (Notes 2 and 15)	2,018	1,548
Derivative assets (Notes 2 and 24)	82	37
Current portion of prepayments	6,151	5,259
Current portion of advances and refundable deposits (Notes 2 and 20)	156	1,515
Total Current Assets	54,190	48,282
	251,110	249,713

EQUITY AND LIABILITIES
Equity Attributable to Equity Holders of the Parent (Notes 2, 7 and 16)
Preferred stock, Php10 par value, authorized-822,500,000 shares; issued and outstanding-443,107,750 shares as at March 31, 2006 and 443,343,035 shares as at December 31, 2005	4,431	4,433
Common stock, Php5 par value, authorized-234,000,000 shares; issued and outstanding-181,431,099 shares as at March 31, 2006 and 180,789,003 shares as at December 31, 2005	907	904
Stock options issued (Note 21)	57	67
Equity portion of convertible preferred stock (Note 17)	17	49
Capital in excess of par value	54,890	53,918
Retained earnings (Note 7)	16,060	12,583
Cumulative translation adjustments (Note 24)	(931)	1,253
Total Equity Attributable to Equity Holders of the Parent	75,431	73,207
Minority interest	1,321	1,162
Total Equity	76,752	74,369

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

(in million pesos, except par value and share amounts)

	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 2, 8, 17, 22 and 24)	86,641	97,215
Deferred income tax liabilities (Notes 2 and 6)	32	49
Derivative liabilities (Notes 2 and 24)	7,233	5,777
Provisions for onerous contracts and assessments - net of current portion (Notes 20, 22 and 23)	3,881	3,966
Pension and other employee benefits (Notes 2 and 21)	4,733	4,252
Customers’ deposits	2,193	2,215
Other noncurrent liabilities (Notes 2, 8, 14 and 18)	7,820	7,600
Total Noncurrent Liabilities	112,533	121,074
Current Liabilities
Accounts payable (Notes 2 and 24)	10,577	15,482
Accrued expenses and other current liabilities (Notes 2, 17, 19 and 20)	12,816	12,972
Unearned revenues (Note 2)	3,212	2,656
Derivative liabilities (Notes 2 and 24)	95	192
Current portion of provisions for onerous contracts and assessments (Notes 20, 22 and 23)	839	742
Current portion of interest-bearing financial liabilities (Notes 2, 8, 17, 22 and 24)	24,468	19,401
Dividends payable (Notes 2, 7, 17 and 24)	5,627	746
Income tax payable (Notes 2 and 6)	4,191	2,079
Total Current Liabilities	61,825	54,270
	251,110	249,713

See accompanying Notes to Unaudited Consolidated Financial Statements.

HILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in million pesos, except per share amounts)

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
INCOME
Service revenues	29,975	29,275
Non-service revenues (Note 5)	709	815
Equity share in net income of associates	2	2
Other income (Notes 4 and 5)	193	52
	30,879	30,144
EXPENSES
Depreciation and amortization (Notes 4 and 8)	7,667	5,556
Compensation and benefits (Notes 5 and 21)	3,644	3,086
Maintenance (Note 20)	1,654	1,544
Selling and promotions	1,257	1,452
Cost of sales (Notes 5, 20 and 22)	1,234	2,004
Financing costs (Note 5, 8, 17 and 24)	1,061	279
Professional and other contracted services (Note 20)	584	456
Taxes and licenses (Note 23)	560	574
Rent (Note 22)	546	630
Communication, training and travel	362	352
Insurance and security services (Note 20)	334	411
Provisions (Notes 4, 5, 14, 15, 20, 22 and 23)	229	599
Amortization of intangible assets (Note 11)	63	71
Other expenses (Notes 5 and 20)	407	416
	19,602	17,430
INCOME BEFORE INCOME TAX	11,277	12,714
PROVISION FOR INCOME TAX (Notes 2 and 6)	2,512	3,475
NET INCOME FOR THE PERIOD	8,765	9,239
ATTRIBUTABLE TO:
Equity holders of the Parent	8,581	9,217
Minority interest	184	22
	8,765	9,239
Earnings Per Common Share (Note 7)
Basic	46.74	51.93
Diluted	44.38	47.19

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in million pesos)

	Preferred Stock	Common Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Cumulative Translation Adjustments	Equity Attributable to Equity Holders of the Parent	Minority Interest	Total Equity
Balances at January 1, 2005	4,497	851	181	448	50,469	(10,478)	362	46,330	857	47,187
Income for the period	–	–	–	–	–	9,217	–	9,217	22	9,239
Currency translation differences (Note 24)	–	–	–	–	–	–	(32)	(32)	(16)	(48)
Net loss on cash flow hedges (Note 24)	–	–	–	–	–	–	(881)	(881)	–	(881)
Total income and expense for the period recognized directly to equity	–	–	–	–	–	–	(913)	(913)	(16)	(929)
Total income and expense for the period	–	–	–	–	–	9,217	(913)	8,304	6	8,310
Cash dividends	–	–	–	–	–	(2,676)	–	(2,676)	–	(2,676)
Issuance of capital stock - net (Note 16)	(6)	–	–	–	18	–	–	12	–	12
Exercised shares	–	1	(35)	–	117	–	–	83	–	83
Minority interest	–	–	–	–	–	–	–	–	(4)	(4)
Balances at March 31, 2005	4,491	852	146	448	50,604	(3,937)	(551)	52,053	859	52,912

Balances at January 1, 2006	4,433	904	67	49	53,918	12,583	1,253	73,207	1,162	74,369
Changes in equity:
Income for the period
As previously reported	–	–	–	–	–	8,581	–	8,581	184	8,765
Currency translation differences (Note 24)	–	–	–	–	–	–	(48)	(48)	(23)	(71)
Net loss on cash flow hedges (Note 24)	–	–	–	–	–	–	(2,136)	(2,136)	–	(2,136)
Total income and expense for the period recognized directly to equity	–	–	–	–	–	–	(2,184)	(2,184)	(23)	(2,207)
Total income and expense for the period	–	–	–	–	–	8,581	(2,184)	6,397	161	6,558
Cash dividends	–	–	–	–	–	(5,104)	–	(5,104)	–	(5,104)
Issuance of capital stock - net (Note 16)	(2)	3	–	(32)	941	–	–	910	–	910
Exercised shares (Note 21)	–	–	(10)	–	31	–	–	21	–	21
Minority interest	–	–	–	–	–	–	–	–	(2)	(2)
Balances at March 31, 2006	4,431	907	57	17	54,890	16,060	(931)	75,431	1,321	76,752

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million pesos)

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	11,277	12,714
Adjustments for:
Depreciation and amortization (Note 8)	7,667	5,556
Interest on loans and related items - net of capitalized interest (Note 5)	1,998	2,838
Accretion on financial liabilities - net (Note 5)	614	796
Provision for doubtful accounts (Note 5)	205	738
Write-down (reversal of write-down) of inventories to net realizable values (Note 5)	109	(89)
Amortization of intangible assets (Note 11)	63	71
Dividends on preferred stock subject to mandatory redemption (Note 5)	49	67
Equity share in net income of associates	(2)	(2)
Provisions for onerous contracts and assessments (Note 5)	(85)	(50)
Interest income (Note 5)	(421)	(369)
Loss (gain) on derivative transactions - net (Note 5)	48	(123)
Foreign exchange gains - net (Note 5)	(1,578)	(3,232)
Others	(78)	13
Operating income before working capital changes	19,866	18,928
Decrease (increase) in:
Trade and other receivables	(1,150)	(681)
Inventories and supplies	(533)	281
Prepayments	(644)	(215)
Advances and refundable deposits	1,360	645
Increase (decrease) in:
Accounts payable	(4,803)	(2,490)
Accrued expenses and other current liabilities	522	(895)
Unearned revenues	558	(274)
Pension and other employee benefits	481	219
Net cash generated from operations	15,657	15,518
Income taxes paid	(228)	(54)
Net cash provided by operating activities	15,429	15,464
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(4,740)	(4,166)
Proceeds from disposal of property, plant and equipment	218	102
Interest paid – capitalized to property, plant and equipment (Notes 5 and 8)	(129)	(97)
Payments for purchase of investments	(1,201)	(238)
Proceeds from sale of investment properties	10	–
Payments for purchase of investments-available-for sale	–	(3)
Increase (decrease) in short-term investments	(31)	1,726
Investments in notes receivable	–	(60)
Interest received	314	303
Decrease (increase) in advances and refundable deposits	(266)	242
Net cash used in investing activities	(5,825)	(2,191)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in million pesos)

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt	3,446	5,471
Payments of long-term debt	(4,678)	(14,297)
Payments of debt issuance costs	(3)	(133)
Proceeds from notes payable	127	79
Payments of notes payable	(126)	(134)
Payments of obligations under capital lease	(28)	(89)
Interest paid - net of capitalized portion	(1,422)	(2,518)
Settlements of derivatives	(1,398)	(214)
Cash dividends paid	(222)	(320)
Proceeds from issuance of capital stock	102	83
Increase (decrease) in:
Customers’ deposits	(17)	3
Other noncurrent liabilities	222	1,610
Net cash used in financing activities	(3,997)	(10,459)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(469)	(358)
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,138	2,456
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,064	27,321
CASH AND CASH EQUIVALENTS AT END OF PERIOD	35,202	29,777

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.        Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common ownership by United States entities. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation
(a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart Communications, Inc., or Smart. On March 24, 2006, NTT DoCoMo, Inc., or DoCoMo, acquired from NTT Communications 7% of PLDT’s outstanding common shares held by NTT Communications; NTT Communications retained a 7% equity shareholding.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and the Archipelago Exchange (then the Pacific Exchange) in the United States. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. JP Morgan Chase Bank was appointed as successor depositary for PLDT’s ADR facility effective February 10, 2003. The ADSs are listed on the New York Stock Exchange, or NYSE, and on the Archipelago Exchange in the United States and are traded on the NYSE.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional

25-year period through 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.        Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our unaudited financial statements have been prepared under the historical cost convention as modified by the revaluation of derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair values. The carrying values of recognized assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair values attributable to the risks that are being hedged.

Our unaudited financial statements include, in our opinion, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results of operations that may be expected for the full year.

Our unaudited financial statements are presented in Philippine pesos and all values are rounded to the nearest million except when otherwise indicated.

Basis of Consolidation

Our unaudited financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which were all incorporated in the Philippines except for PLDT Global Corporation, or PLDT Global, (which was incorporated in the British Virgin Islands), Digital Paradise Thailand Ltd., or Digital Paradise Thailand, a 51% owned subsidiary of ePLDT (which was incorporated in Thailand) and ePLDT Ventus, Inc., or ePLDT Ventus, a wholly-owned subsidiary of ePLDT (which was incorporated in the United States).

Name of Subsidiary	Principal Activity	Percentage of Ownership

Wireless
Smart and subsidiaries	Cellular mobile services	100.0
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4
Mabuhay Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0

Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0
PLDT Global and subsidiaries	Telecommunications services	100.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	100.0
PLDT-Maratel, Inc., or Maratel	Telecommunications services	97.5
Bonifacio Communications Corporation, or BCC	Telecommunications, infrastructure and related value-added services	75.0

Information and Communications Technology
ePLDT and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

We prepare our unaudited financial statements using uniform accounting policies for like transactions and other events with similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in Piltel, Wolfpac Mobile, Inc., or Wolfpac, Telesat, Mabuhay Satellite, Maratel, BCC, Digital Paradise, Inc., or Digital Paradise, Digital Paradise Thailand, netGames, Inc., or netGames, Infocom Technologies, Inc., or Infocom, and Airborne Access Corporation, or Airborne Access, not held by the PLDT Group.

Investments in Associates

Investments in associates in which we exercise significant influence and which are neither a subsidiary nor a joint venture of the PLDT Group are accounted for under the equity method of accounting. Under the equity method, our investments in associates are carried in the consolidated balance sheets at cost plus post-acquisition changes in our share in net assets of the associates. After application of the equity method, we determine whether it is necessary to recognize any additional impairment loss with respect to our net investment in the associate. The consolidated statements of income reflect our shares of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, we recognize our share in any such change and disclose this, when applicable, in our consolidated statement of equity.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those we use for like transactions and events in similar circumstances.

Foreign Currency Translation

The functional and presentation currency of the PLDT Group (except for Mabuhay Satellite and PLDT Global) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statements of income except for foreign exchange losses that qualified as capitalizable borrowing costs during the construction period. For income tax purposes, exchange gains or losses are treated as taxable income or deductible expenses in the period such are realized.

The functional currency of Mabuhay Satellite and PLDT Global is the U.S. dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date and, its income and expenses are translated at the weighted average exchange rate for the period. The exchange differences arising on retranslation are taken directly to a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the deferred cumulative amount of translation adjustments recognized in equity relating to subsidiaries shall be recognized in the consolidated statement of income.

Property, Plant and Equipment

Property, plant and equipment, except for land, are stated at cost less accumulated depreciation and amortization and any impairment in value. Land is stated at cost less any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such qualifying assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated statement of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets.

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

All other borrowing costs are expensed as incurred.

Borrowing costs are treated as deductible expenses for income tax reporting purposes in the period they are incurred or realized.

Asset Retirement Obligations

The net present value of legal and constructive obligations associated with the retirement of an item of property, plant and equipment that resulted from the acquisition, construction or development and the normal operation of property, plant and equipment is recognized in the period in which it is incurred.

Investment Properties

Initially, investment properties are measured at cost including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the period in which they arise.

Investment properties are derecognized when they have either been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain and loss on the retirement or disposal of an investment property is recognized in the consolidated statement of income in the period of retirement or disposal.

Goodwill

Goodwill is initially measured at the excess of the acquisition cost over the fair value of identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment loss. Upon adoption of Philippine Financial Reporting Standards 3, “Business Combinations,” goodwill is no longer amortized. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in such circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at each financial period-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period, as appropriate, and treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditure is charged against operations in the period in which the expenditure is incurred.

Asset Impairment

Property, plant and equipment, investments, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income. The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset or from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if these are not possible, for the cash-generating unit to which the asset belongs. Reversal of impairment losses recognized in prior periods is recorded as income when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined had the impairment loss not been recognized for that asset in prior periods.

Research and Development Costs

Research and development costs are expensed as incurred.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Trade and Other Receivables

Trade and other receivables are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the period.

Subscribers. Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by subscribers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers based on the historical loss experience and aging profile of the receivable.

Traffic settlement receivables - net. Full allowance is provided for carrier accounts which are over 360 days past due and after a review of the status of settlement with other carriers.

Inventories and Supplies

Inventories and supplies which include, among other things, cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost is determined using the moving average method. Net realizable value is the current replacement cost.

Interest-bearing Financial Liabilities

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statements of income when the liabilities are derecognized as well as through the amortization process.

Financial Assets and Liabilities

We recognize a financial asset or a financial liability in our consolidated balance sheets when we become a party to the contractual provisions governing such financial asset or financial liability and derecognize a financial asset when and only when our contractual rights to the cash flows underlying such financial asset have already expired which is normally the case when the instrument is sold, or all the cash flows attributable to such financial asset are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using settlement date accounting.

Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit and loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (a) loans and receivables; (b) held-to-maturity investments; and (c) financial liabilities other than liabilities measured at fair value through profit and loss.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortizations of discounts and premiums are taken directly to net profit or loss for the period. Changes in the fair value of financial assets and liabilities measured at fair value of (a) all derivatives (except for those eligible for hedge accounting); (b) other items intended to be actively traded; and (c) any item designated as held “at fair value through profit and loss” at origination, are taken directly to net profit or loss for the period. Changes in the fair value of available-for-sale securities are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset’s effective yield. Impairment determined for available-for-sale financial assets are also recognized in net profit or loss for the period.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability or as equity, in accordance with the substance of the contractual arrangement underlying such financial instruments. Financial instruments that contain both liability and equity elements are classified separately as financial assets, financial liabilities or equity instruments. Interests, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity, net of any related income tax benefits. Financial instruments are offset when we have a legally enforceable right to offset and we intend to settle either on a net basis or to realize the asset and settle the liability simultaneously.

We use derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge our risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

Our criteria for a derivative instrument to be classified as a hedge include: (1) that the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (2) that the effectiveness of the hedge can be reliably measured, (3) that there is adequate documentation of the hedging relationships at the inception of the hedge, and (4) for cash flow hedges, that the forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognized immediately in the consolidated statements of income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the consolidated statements of income.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in net profit or loss. The gains or losses that are accumulated in equity are transferred to the consolidated statement of income in the same period in which the hedged item affects the net profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gains or losses on the hedging instrument recognized in equity are kept in equity until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, any net cumulative gains or losses previously recognized in equity are transferred to net profit or loss for the period.

Provisions

We recognize provisions when we have present obligations, legal or constructive, as a result of past events, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an additional provision. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized.

Retirement Benefits

We have funded, retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

Share-Based Payment Transactions

Certain of our employees (including directors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are given in Note 21 – Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in the opinion of PLDT’s Board of Directors, at that date, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, at a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share, see Note 7 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the period.

Leases

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, or the present value of minimum lease payments, approximate the fair market value of the property, are capitalized. Any initial direct costs of the lessee are added to the amount capitalized. The related obligations are recognized as liabilities. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations in the period such are incurred. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statements of income on a straight-line basis over the lease term. For income tax reporting purposes, expenses that should have been incurred under a lease agreement are considered as deductible expenses.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, excluding value-added tax, or VAT. We provide wireless communication services, fixed line communication services, and information and communications technology services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. We do not provide our customers with the right to a refund.

Service revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Revenues, including fees for installation and activation, are accrued upon subscription.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Directory services

Revenues related to published directory services are recognized on a pro rata basis over the period in which the publication expires, which is generally 12 months. Telephone-based directory service revenues are recognized when the service is provided.

Incentives

We record insignificant commission expense based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Others

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Income Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the balance sheet date.

Deferred tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the balance sheet date.

Income tax relating to items recognized directly in equity is included in the related equity account and not in the consolidated statements of income.

Earnings Per Common Share, or EPS

Basic EPS is calculated by dividing the net income for the period attributable to common shareholders (net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the period, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares and appropriate adjustments to net income are effected for the related expenses and income on preferred shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

If the required dividends to be declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, would decrease the basic EPS, then such convertible preferred shares would be deemed dilutive. As such, the diluted EPS will be calculated by dividing net income attributable to common shareholders (net income, adding back any dividends and/or other charges recognized in the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average common shares including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

3. Management’s Use of Estimates and Judgments

Our unaudited financial statements prepared in Philippine GAAP require management to make estimates and assumptions that affect amounts reported in our unaudited financial statements and related notes. In preparing our unaudited financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. We believe the following represents a summary of these significant estimates and judgments and related impacts and associated risks to our unaudited financial statements.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. The estimated useful lives of our property, plant and equipment are reviewed at least annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of our assets. In addition, our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances.

A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets. Total carrying values of property, plant and equipment amounted to Php173,571 million and Php176,974 million as at March 31, 2006 and December 31, 2005, respectively.

Goodwill and intangible assets

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. It also requires the acquiree to recognize goodwill. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to a periodic impairment test and amortization, respectively.

Total carrying values of goodwill and intangible assets as at March 31, 2006 and December 31, 2005 amounted to Php2,980 million and Php3,049 million, respectively. There are no impairment losses recognized for the three months ended March 31, 2006 and 2005.

Asset impairment

Philippine GAAP requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to a yearly impairment test and whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair values of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our unaudited financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant judgments and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under Philippine GAAP.

Investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We have opted to rely on independent appraisers to determine the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of investment properties as at March 31, 2006 and December 31, 2005 amounted to Php694 million and Php701 million, respectively.

Deferred tax assets

We review the carrying amounts of deferred tax assets at each balance sheet date and reduce these to the extent that they are no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that we will generate sufficient taxable profit to allow all or part of our deferred tax assets to be utilized.

Total unrecognized deferred tax assets as at March 31, 2006 amounted to Php5,175 million.

Financial assets and liabilities

Philippine GAAP requires that we carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring, see Note 24 – Financial Assets and Liabilities. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our profit and loss and equity.

Total fair value of financial assets and liabilities as at March 31, 2006 amounted to Php47,187 million and Php140,479 million, respectively, while the total fair value of financial assets and liabilities as at December 31, 2005 amounted to Php43,063 million and Php148,848 million, respectively.

Estimating allowance for doubtful accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a general provision is established as a certain percentage of operating revenues based on the aging profile of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. Full allowance is provided for receivables from permanently disconnected subscribers and carriers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers and carriers based on the age status of receivables.

The amounts and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates. An increase in our allowance for doubtful accounts would increase our recorded operating expenses and decrease our current assets.

Provision for doubtful accounts amounted to Php205 million and Php738 million for the three months ended March 31, 2006 and 2005, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php7,838 million and Php7,113 million as at March 31, 2006 and December 31, 2005, respectively.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our unaudited financial statements. Differences between the amounts initially recognized and actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business were split into separately identifiable components and recognized when the related components were delivered in order to reflect the substance of the transaction. The fair value of components was determined using verifiable objective evidence. Revenue for handset sales has been quantified and identified separately using the residual value method from our cellular service revenue.

Pension and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 21 – Employee Benefits and include, among other things, discount rates, expected returns on plan assets and rates of compensation increase. In conformity with Philippine GAAP, actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

Unrecognized net actuarial gain as at March 31, 2006 amounted to Php162 million. The accrued benefit cost as at March 31, 2006 and December 31, 2005 amounted to Php2,474 million and Php2,275 million, respectively.

Legal Contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our unaudited financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings, see Note 23 – Provisions and Contingencies.

Outstanding provisions to cover these contingencies amounted to Php4,720 million and Php4,708 million as at March 31, 2006 and December 31, 2005, respectively.

4. Segment Information

Operating segments are components of PLDT that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about how resources are to be allocated to the segment and assess their performances, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided through our cellular service providers namely, Smart and Piltel, Meridian Telekoms, Inc., or Meridian, our wireless broadband provider; Wolfpac, our wireless content operator, and satellite and very small aperture terminal, or VSAT, operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

•         Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries; Clark Telecom, Subic Telecom, Maratel, Piltel, BCC and PLDT Global, which together account for approximately 3% of our consolidated fixed lines service revenues; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided under one umbrella brand name ePLDT Ventus, including Parlance Systems, Inc., or Parlance and Vocativ Systems, Inc., or Vocativ; internet access and gaming services provided by ePLDT’s subsidiaries Infocom, Digital Paradise, Digital Paradise Thailand, netGames and Airborne Access and Level Up!, Inc.; and e-commerce and IT-related services provided by other investees of ePLDT, as described in Note 9 – Investments in Associates.

The segment assets as at March 31, 2006 and December 31, 2005 and results of operations of our reportable segments for the three months ended March 31, 2006 and 2005 are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Inter-segment Transactions	Total
	(in million pesos)

As at and for the three months ended March 31, 2006 (Unaudited)
Income
Service revenues	18,944	12,149	813	(1,931)	29,975
Non-service revenues	646	13	53	(3)	709
Equity share in net income of associates	–	–	2	–	2
Other income	107	107	4	(25)	193
Segment income	19,697	12,269	872	(1,959)	30,879

Result
Income before income tax	10,130	1,133	14	–	11,277
Provision for (benefit from) income tax	2,236	291	(15)	–	2,512
Net income for the period	7,894	842	29	–	8,765

Assets
Segment assets	93,982	189,257	5,445	(53,553)	235,131
Deferred income tax assets	1,889	14,072	18	–	15,979
Total assets	95,871	203,329	5,463	(53,553)	251,110

Other segment information
Capital expenditures	2,525	2,013	331	–	4,869
Depreciation and amortization	2,576	4,971	120	–	7,667
Provisions	158	70	1	–	229
Interest on loans and related items - net of capitalized interest	344	1,650	4	–	1,998
Interest income	309	108	4	–	421

As at December 31, 2005 (Audited) and for the three months ended March 31, 2005 (Unaudited)
Income
Service revenues	17,841	11,826	652	(1,044)	29,275
Non-service revenues	759	–	66	(10)	815
Equity share in net income of associates	–	–	2	–	2
Other income	20	31	31	(30)	52
Segment income	18,620	11,857	751	(1,084)	30,144

Result
Income before income tax	9,582	3,102	30	–	12,714
Provision for income tax	2,645	830	–	–	3,475
Net income for the period	6,937	2,272	30	–	9,239

Assets
Segment assets	97,159	185,140	4,355	(52,398)	234,256
Deferred income tax assets	2,022	13,430	5	–	15,457
Total assets	99,181	198,570	4,360	(52,398)	249,713

Other segment information
Capital expenditures	1,755	2,350	158	–	4,263
Depreciation and amortization	2,460	3,001	95	–	5,556
Provisions	(54)	653	–	–	599
Interest on loans and related items - net of capitalized interest	453	2,376	9	–	2,838
Interest income	293	73	3	–	369

5. Income and Expenses

Non-service Revenues

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets and SIM-packs	659	759
Point-of-product sales	50	56
	709	815

Compensation and Benefits

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Salaries and benefits	3,041	2,720
Incentive plans (Note 21)	321	147
Pension (Note 21)	248	190
Manpower rightsizing program	34	29
	3,644	3,086

Financing Costs

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Interest on loans and related items	2,127	2,935
Accretion on financial liabilities - net (Notes 2, 17 and 24)	614	796
Hedge costs (Note 24)	341	241
Dividends on preferred stock subject to mandatory redemption (Note 17)	49	67
Financing charges (Note 7)	36	28
Loss (gain) on derivative transactions - net (Notes 2 and 24)	22	(90)
Capitalized interest (Notes 2 and 8)	(129)	(97)
Interest income	(421)	(369)
Foreign exchange gains - net (Notes 17 and 24)	(1,578)	(3,232)
	1,061	279

Cost of Sales

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets and SIM-packs sold	1,187	1,959
Cost of satellite air time and terminal units (Notes 20 and 22)	47	45
	1,234	2,004

Provisions

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Doubtful accounts (Note 14)	205	738
Write-down (reversal of write-down) of inventories to net realizable values (Note 15)	109	(89)
Onerous contracts and assessments (Notes 20, 22 and 23)	(85)	(50)
	229	599

6. Income Taxes

The net components of deferred income tax recognized in the consolidated balance sheets are as follows:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Net assets	15,979	15,457
Net liabilities	32	49

The components of net deferred tax assets and liabilities are as follows:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Net assets
Accumulated provision for doubtful accounts	5,111	5,085
Unrealized foreign exchange losses	5,046	6,885
Net operating loss carryover, or NOLCO	4,110	3,926
Asset impairment	2,978	3,127
Unearned revenues	2,536	2,524
Derivative instruments	1,906	464
Pension and other employee benefits	1,549	1,409
Provision for unrealized assets	1,223	769
Unamortized past service costs	999	1,032
MCIT	526	526
Accumulated write-down of inventories to net realizable values	359	337
Asset retirement obligation - net of capitalized asset	169	157
Leases	108	153
Executive stock option plan	97	104
Excess of fair value over cost of investment properties	(90)	(90)
Intangibles and fair value adjustments on assets acquired	(459)	(483)
Capitalized taxes and duties	(499)	(516)
Preferred stock subject to mandatory redemption	(974)	(1,034)
Capitalized foreign exchange differential	(1,652)	(1,721)
Gain on debt exchange and debt restructuring transactions	(2,574)	(2,601)
Undepreciated capitalized interest charges	(4,559)	(4,664)
Others	69	68
	15,979	15,457

Net liabilities
Provision for doubtful accounts	(4)	(5)
Unrealized foreign exchange gains	(28)	(44)
	(32)	(49)

Provision for corporate income tax consists of:

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Current	2,122	2,275
Deferred	390	1,200
	2,512	3,475

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Provision for corporate income tax at the applicable statutory tax rates	3,947	4,068
Tax effects of:
Non-deductible expenses	51	37
Loss (income) subject to lower tax rate	(58)	48
Income not subject to tax	(22)	(109)
Income subject to final tax	(141)	(109)
Net movement in deferred income tax	(1,265)	(460)
Actual provision for corporate income tax	2,512	3,475

Mabuhay Satellite and Subic Telecom are registered as Subic Bay Freeport Enterprises while Clark Telecom is registered as a Clark Special Economic Zone Enterprise under R.A. No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite, Subic Telecom and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in the Act.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology, or IT, service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday, or ITH, from January 2001.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance shall be entitled to certain tax incentives like ITH for six years starting June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration.

iPlus Intelligent Network, Inc., or iPlus, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of application service provider on a pioneer status. Under such registration, iPlus is entitled to a six-year ITH incentive from the actual start of commercial operations until January 1, 2009.

Vocativ is registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone Export Enterprise to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and nontax incentives which include, among other things, tax and duty-free importations, exemption from local tax and ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes after the expiration of its incentives. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. No. 7916, “The Special Economic Zone Act of 1995,” and shall be paid and remitted in accordance with the amendments contained in R.A. No. 8748, as follows: (a) 3% to the National Government; and
(b) 2% which shall be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of commercial operations, effectively extending the ITH expiration to the end of March 2006. An application for an ITH extension for another two years is pending approval from PEZA as at
March 31, 2006.

mySecureSign, Inc., or mSSI, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of services related to public key infrastructure on a pioneer status. Under such registration, mSSI enjoys, among other incentives, a six-year ITH from August 1, 2001 or actual start of commercial operations, whichever comes first. mSSI started commercial operations on January 1, 2002.

ePLDT Ventus is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, ePLDT Ventus shall be entitled to certain tax incentives such as an ITH for six years starting March 2005. In relation to this, ePLDT Ventus is required to comply with specific terms and conditions stated in the BOI registration.

Digital Paradise is registered with the BOI as a new IT service firm in the field of community access on a non-pioneer status. Under the provisions of the registration, DigiPar’s sales generated from its own community access activity and franchise fees shall be entitled to ITH for a period of four years beginning December 2002.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects, entitling it to a three-year ITH which expired on May 2, 2004. The tax incentive was utilized by Smart on the basis of incremental income generated from such expansion projects. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects, entitling it to enjoy a six-year ITH. In this case, the tax incentive is availed for the entire taxable income from the projects. The BOI registration for this projects was cancelled effective September 14, 2004, which resulted in the termination of all incentives granted to Smart under such registration.

Wolfpac is registered with the BOI as a new operator of service provider applications. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, ITH for four years from February 2004.

Meridian has three registered activities with the BOI on a pioneer status, namely: (i) new operator of telecommunications systems (inter-exchange carrier for data services); (ii) a new information technology service firm in the field of providing internet services; and (iii) new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, Meridian is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years from February 2001, August 2001 and July 2005, respectively.

Income derived from non-registered activities with the BOI is subject to the normal income tax rate enacted as at the balance sheet date.

Consolidated tax incentives availed for the three months ended March 31, 2006 and 2005 amounted to Php57 million and Php6 million, respectively.

On May 24, 2005, the President has signed into law Republic Act No. 9337 (the “Act”), which took effect on November 1, 2005. The Act, among others, introduces the following changes:

a.       Regular corporate income tax rate for domestic corporations, and resident and non-resident foreign corporations is increased to 35% (from 32%) beginning November 1, 2005 and the rate will be reduced to 30% beginning January 1, 2009. The regular corporate income tax rate shall be applied by multiplying the number of months covered by the new rate with the taxable income of the corporation during the period, divided by twelve months.

b.       Power of the President upon the recommendation of the Secretary of Finance to increase the rate of the VAT to 12%, after any of the following conditions has been satisfied:

i.         VAT collection as a percentage of gross domestic product, or GDP, of the previous period exceeds 2 and 4/5%; or

ii.       National Government deficit as a percentage of GDP of the previous period exceeds 1 and 1/2%.

c.       Input VAT on capital goods should be spread evenly over the useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds one million pesos.

Input VAT credit in every quarter shall not exceed 70% of the output VAT.

Our deferred income tax assets have been recorded to the extent that such deferred tax assets are expected to be utilized against sufficient future taxable profit. We had unrecognized deferred tax asset of Php5,175 million largely pertaining to asset impairment as of March 31, 2006.

Our unaudited consolidated unutilized NOLCO as at March 31, 2006 is detailed as follows:

Year Incurred	Year Expiring	(in million pesos)
2003	2006	21
2004	2007	23
2005	2008	11,229
2006	2009	510
		11,783

Tax benefit at 35%		4,124
Unrecognized deferred income tax assets as at March 31, 2006 (Unaudited)		(14)
		4,110

Our unaudited consolidated MCIT as at March 31, 2006 is detailed as follows:

Year Incurred	Year Expiring	(in million pesos)
2003	2006	42
2005	2008	484
		526

7. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	Three Months Ended March 31,
	2006		2005
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Net income attributable to equity holders of the Parent	8,581	8,581	9,217	9,217
Dividends on preferred shares	(114)	(12)	(374)	(12)
Dividends on preferred stock subject to mandatory redemption charged to interest expense for the period	–	49	–	67
Accretion of preferred stock subject to mandatory redemption	–	294	–	410
Foreign exchange gain on preferred stock subject to mandatory redemption	–	(413)	–	(611)
Net income applicable to common shares	8,467	8,499	8,843	9,071

	(in thousands, except per share amounts)

Outstanding common shares at beginning of period	180,789	180,789	170,214	170,214
Effect of issuance of common shares during the period	381	381	64	64
Average incremental number of shares under ESOP during the period	–	21	–	39
Common shares equivalent of preferred shares deemed dilutive:
Preferred Stock Series A to FF (Note 16)	–	2,530	–	3,219
Global Depositary Shares/Preferred Stock Series III (Note 16)	–	–	–	7,908
Preferred Stock Series V (Note 17)	–	–	–	2,206
Preferred Stock Series VI (Note 17)	–	3,943	–	4,742
Preferred Stock Series VII (Note 17)	–	3,842	–	3,842
Weighted average number of common shares for the period	181,170	191,506	170,278	192,234
Earnings per common share	Php46.74	Php44.38	Php51.93	Php47.19

Dividends Declared For The Three Months Ended March 31, 2006

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	February 27, 2006	March 17, 2006	April 15, 2006	Php4.675	1
Series VI	February 27, 2006	March 17, 2006	April 15, 2006	US$0.09925	20
Series VII	February 27, 2006	March 17, 2006	April 15, 2006	JPY10.179725	17
Charged to income					38

10% Cumulative Convertible Preferred Stock
Series CC	January 31, 2006	February 28, 2006	March 31, 2005	1.00	17
Series DD	January 31, 2006	February 15, 2006	February 28, 2006	Php1.00	3
					20

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 31, 2006	February 23, 2006	March 15, 2006	–	12

Common Stock	February 27, 2006	March 20, 2006	April 20, 2006	Php28.00	5,072
Charged to retained earnings					5,104

* Dividends are declared based on total amount paid up.

Dividends Declared after March 31, 2006

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)

Cumulative Non-Convertible Redeemable Preferred Stock Series IV*	May 9, 2006	May 26, 2006	June 15, 2006	Php–	12
					12

* Dividends are declared based on total amount paid up.

8. Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Communications satellite	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
At December 31, 2005 (Audited)
Cost	107,769	83,387	61,045	19,738	27,964	10,561	6,842	2,438	11,793	331,537
Accumulated depreciation and amortization	(42,190)	(44,954)	(30,670)	(5,144)	(21,057)	(6,083)	(4,205)	(260)	–	(154,563)
Net book value	65,579	38,433	30,375	14,594	6,907	4,478	2,637	2,178	11,793	176,974
Three Months Ended March 31, 2006 (Unaudited)
Net book value at beginning of period	65,579	38,433	30,375	14,594	6,907	4,478	2,637	2,178	11,793	176,974
Additions/Transfers - net	47,509	20,340	1,028	10,944	3,847	–	1,639	23	1,919	87,249
Disposals/Retirements	(46,967)	(19,867)	(42)	(10,852)	(3,458)	–	(1,426)	(24)	(187)	(82,823)
Translation differences charged directly to cumulative translation adjustments	1	2	–	(4)	(3)	(158)	–	–	–	(162)
Depreciation and amortization	(1,231)	(2,794)	(1,498)	(282)	(1,587)	(157)	(109)	(9)	–	(7,667)
Net book value at end of period	64,891	36,114	29,863	14,400	5,706	4,163	2,741	2,168	13,525	173,571
March 31, 2006 (Unaudited)
Cost	93,420	75,258	61,873	17,141	22,685	10,216	6,298	2,308	13,525	302,724
Accumulated depreciation and amortization	(28,529)	(39,144)	(32,010)	(2,741)	(16,979)	(6,053)	(3,557)	(140)	–	(129,153)
Net book value	64,891	36,114	29,863	14,400	5,706	4,163	2,741	2,168	13,525	173,571

Substantially all our telecommunications equipment is purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 17 – Interest-bearing Financial Liabilities). Interest, using an average capitalization rate of 8.5%, and net foreign exchange losses capitalized to property, plant and equipment qualified as borrowing costs for the three months ended
March 31, 2006 and 2005 were as follows:

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Interest	129	97
Foreign exchange gains	227	22

As at March 31, 2006 and December 31, 2005, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php3,912 million and Php4,276 million, respectively.

The consolidated useful lives of the assets are estimated as follows:

Buildings	25 years
Central office equipment	15 – 20 years
Cable and wire facilities	10 – 25 years
Information origination and termination equipment	5 – 15 years
Communications satellite	15 years
Vehicles, furniture and other work equipment	3 – 10 years
Cellular facilities	3 – 10 years
Land improvements	10 years

We recognized additional depreciation and amortization charges of Php2,117 million and Php120 million for the three months ended March 31, 2006 and 2005, respectively, due to a change in the estimated useful lives of certain of our network assets owing to continuing network upgrade and expansion.

Property, plant and equipment includes the following amounts for capitalized leases as at March 31, 2006 and December 31, 2005:

	March 31, 2006 (Unaudited)			December 31, 2005 (Audited)
	Central office equipment	Vehicles, furniture and other network equipment	Total	Central office equipment	Vehicles, furniture and other network equipment	Total
	(in million pesos)
Cost	354	1,082	1,436	361	1,039	1,400
Less accumulated depreciation	294	787	1,081	293	719	1,012
	60	295	355	68	320	388

The following table summarizes all changes to the asset retirement obligations as at March 31, 2006 and December 31, 2005:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Asset retirement obligations at beginning of period	752	638
Accretion expenses	21	79
Additional liability recognized during the period	10	63
Settlement of obligations	–	(28)
Asset retirement obligations at end of period (Note 18)	783	752

9. Investments in Associates

This account consists of:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
ACeS International Limited, or AIL	1,614	1,614
Mabuhay Space Holdings Limited	977	1,076
Stradcom International Holdings, Inc.	616	616
BayanTrade Dotcom, Inc.	97	97
ePDS, Inc.	6	6
	3,310	3,409
Less accumulated impairment losses and equity share in net losses of associates	3,293	3,394
Total cost and accumulated impairment losses and equity share in net losses of associates	17	15

Investment of ACeS Philippines in AIL

As at March 31, 2006, ACeS Philippines has a 20% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda I Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various banks signed the Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012, see Note 20 – Related Party Transactions.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers have been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized an impairment provision in respect of our investment in AIL amounting to Php1,614 million in 2003.

Investment of Mabuhay Satellite in Mabuhay Satellite Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and had offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among others, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L shall proceed to dissolve the joint venture under a separate agreement, for which each of the parties shall receive title over such number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized an impairment provision in respect of our investment in MSHL of Php431 million in 2004.

Investment of ePLDT in Stradcom International Holdings, Inc., or SIHI

ePLDT has a 22.5% interest in convertible securities of SIHI, the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom Corporation’s continuous losses and consistent excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our investment in SIHI of Php616 million in 2004.

Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade was incorporated and registered with the Securities and Exchange Commission, or SEC, on August 8, 2000 to provide: (a) business-to-business electronic purchasing marketplace to link buyers and suppliers of good services over the Internet; (b) electronic catalogue purchasing facilities over the Internet to buyers and suppliers; (c) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; and (d) such facilitating services incidental to the business. BayanTrade is an e-procurement joint venture established together with six of the Philippines’ leading conglomerates. ePLDT’s initial shareholding in BayanTrade was originally 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe.

In September 2005, ePLDT received 4,794,615 bonus warrants from BayanTrade which entitles ePLDT to purchase 2,794,615 common shares at a price of Php0.50 per share at any time on or before
August 31, 2010.

Investment of ePLDT in ePDS, Inc., or ePDS

On June 30, 2003, ePLDT signed a JVA with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, and G3 Worldwide ASPAC, or Spring, pursuant to which the parties formed ePDS, a bills printing company which will do laser printing and enveloping services for statements, bills and invoices, and other value-added services to companies in the Philippines. ePLDT has a 50% interest in ePDS, while DataPost has a 30% interest. Spring, the largest international mail services provider, owns the remaining 20%. ePDS has an initial paid-up capital of Php11 million.

In October 2005, ePDS’ Board of Directors approved the declaration of a 100% stock dividend on its common stock equivalent to Php11 million pending approval by SEC.

Summarized Financial Information of Equity Investees

The following table presents summarized financial information in conformity with Philippine GAAP for equity investees for which we have significant influence as at March 31, 2006 and December 31, 2005 and for the three months ended March 31, 2006 and 2005.

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Noncurrent assets	1,304	1,388
Current assets	465	652
Capital deficiency	(10,481)	(10,787)
Noncurrent liabilities	10,826	11,242
Current liabilities	1,424	1,585

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Revenues	166	231
Revenues less cost of revenues	129	166
Expenses	99	277
Net loss	(102)	(223)

10. Investment Properties

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Balance at beginning of period	701	743
Disposals	(7)	(15)
Net loss from fair value adjustments	–	(27)
Balance at end of period	694	701

Investment properties are stated at fair values, which has been determined based on the latest valuations performed by an independent firm of appraisers. The valuation undertaken was based on an open market value, supported by market evidence in which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm’s-length transaction at the date of valuation, in accordance with international valuation standards.

11. Goodwill and Intangible Assets

Movements in the goodwill and intangible assets during the periods are as follows:

	March 31, 2006 (Unaudited)			December 31, 2005 (Audited)
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
	(in million pesos)
Cost:
Balance at beginning of period	1,942	1,991	3,933	1,934	1,991	3,925
Additions	–	–	–	8	–	8
Balance at end of period	1,942	1,991	3,933	1,942	1,991	3,933

Accumulated amortization and impairment:
Balance at beginning of period	(438)	(446)	(884)	(438)	(181)	(619)
Additions	–	(69)	(69)	–	(265)	(265)
Balance at end of period	(438)	(515)	(953)	(438)	(446)	(884)
Net balance	1,504	1,476	2,980	1,504	1,545	3,049

Intangible assets include a “technology application” with an estimated useful life of three years arising from the acquisition of Wolfpac and certain intangible assets arising from the acquisition of Meridian. In 2004, Smart acquired Meridian to strengthen its wireless broadband and data services nationwide. At the time of acquisition, with the initial accounting of Meridian’s intangible assets determined provisionally, intangible assets were lumped under “franchise” with an estimated useful life of 18 years. In December 2005, an independent appraiser completed the valuation work for certain of Meridian’s intangible assets and determined goodwill amounting to Php1,415 million at the time of acquisition. Meridian’s intangible asset composition and estimated useful lives were revised as follows:

Licenses	18 years
Spectrum	15 years
Technology	5 years
Customer base	3 years

12. Notes Receivable

Investment of ePLDT in Debt Securities of Technology Support Services, Inc., or TSSI (formerly First Advance Multi-Media Entertainment Corp., or FAME)

On June 1, 2004, ePLDT and FAME entered into an agreement whereby ePLDT would grant a seven-year zero-coupon loan to FAME amounting to US$3.1 million. Upon maturity of the loan, which is at the end of seven (7) years from issuance, ePLDT may require FAME to redeem or pay the loan at a redemption value amounting to US$6.1 million. At any time during the life of the outstanding loan, ePLDT may convert the loan into 20% of the total outstanding capital stock of FAME.

On August 20, 2004, FAME changed its corporate name into TSSI.

On September 14, 2004, ePLDT entered into a second agreement with TSSI whereby ePLDT would grant another seven-year zero coupon loan to TSSI amounting to US$3.1 million with the same terms and features as the first loan. As at December 31, 2005, the aggregate loans of ePLDT to TSSI amounted to US$6.2 million.

As at March 31, 2006, ePLDT has not yet converted its investment in debt securities into TSSI’s shares of stock. TSSI is a systems integrator for the internet and mobile telephone gaming project.

The debt instrument was initially recorded at fair value computed as the present value of estimated future cash flows and subsequently measured at amortized cost at effective yield.

13. Cash and Cash Equivalents

This account consists of:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Cash on hand and in banks	2,702	6,496
Temporary cash investments	32,500	23,568
	35,202	30,064

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to two months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.

14. Trade and Other Receivables

This account consists of receivables from:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Customers and carriers	24,050	24,475
Others (Notes 20, 22 and 23)	1,024	1,184
	25,074	25,659
Less allowance for doubtful accounts	17,236	18,546
	7,838	7,113

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, of which, US$18 million remains outstanding as at March 31, 2006, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse against PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$2 million (Php81 million) and US$3 million (Php165 million) for the three months ended March 31, 2006 and 2005, respectively. Loss on sale of receivables under the RPD amounted to US$0.31 million (Php16 million) and US$0.31 million (Php17 million) for the three months ended March 31, 2006 and 2005, respectively.

15. Inventories and Supplies

This account consists of:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	823	806
At cost	1,083	1,024
Spare parts and supplies:
At net realizable value	973	493
At cost	1,876	1,376
Others:
At net realizable value	222	249
At cost	222	249
At lower of cost or net realizable value	2,018	1,548

16. Equity

The movement of PLDT’s capital account follows:

	Preferred Stock – Php10 par value
	Series A to FF	III	IV	Total Preferred Stock		Common Stock – Php5 par value
	No. of Shares				Amount	No. of Shares	Amount
	(in millions)
Authorized				823	Php8,230	234	Php1,170
Outstanding
Balance at January 1, 2005	409	5	36	450	Php4,497	170	Php851
Issuance	–	–	–	–	3	1	2
Conversion	(2)	(5)	–	(7)	(67)	10	51
Balance at December 31, 2005 (Audited)	407	–	36	443	Php4,433	181	Php904

Balance at January 1, 2006	407	–	36	443	Php4,433	181	Php904
Issuance	–	–	–	–	1	–	–
Conversion	–	–	–	–	(3)	–	3
Balance at March 31, 2006 (Unaudited)	407	–	36	443	Php4,431	181	Php907

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to FF 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one (1) year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there shall have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at March 31, 2006, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of subscriber investment plan, or SIP. Cumulative Convertible Preferred Stock shall be determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding shall be subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock shall be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price shall be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment shall be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in it sole discretion, shall be deemed appropriate.

At PLDT’s option, the Series A to FF 10% Cumulative Convertible Preferred Stocks are redeemable at par value plus accrued dividends five years after the year of issuance.

On December 6, 2005, the Board of Directors designated 100,000 shares of serial preferred stock as Series GG 10% Cumulative Convertible Preferred Stock for issuance throughout 2006. Confirmation of exemption of this transaction under Section 10.2 of the SRC is still pending with the SEC.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into Common Stock at the option of the holder at any time, at the conversion price of US$29.19 per share of Common Stock (equivalent to a conversion ratio of 1.7129 shares of Common Stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events, and is not redeemable.

On October 24, 2005, PLDT issued to JPMorgan, as depositary, and to the holders of the Series III Convertible Preferred Stock a notice of mandatory conversion of all of its outstanding 4,616,200
Series III Convertible Preferred Stock into shares of PLDT Common Stock. The conditions for mandatory conversion under the terms of the Series III Preferred Stock have been satisfied, including:
(i) that the average closing price of PLDT’s ADSs for the 30-day period ending seven days prior to the date in which notice of the mandatory conversion was given was above US$29.19 a share (ii) that there were no dividends in arrears on any shares of the Series III Convertible Preferred Stock, and (iii) that PLDT had sufficient distributable reserves to pay the fixed preferential dividends on the shares of Series III Convertible Preferred Stock, calculated down to and including the mandatory conversion date.

In November 2005, PLDT issued 710,891 shares of common stock on account of the voluntary conversion of 415,023 shares of Series III Convertible Preferred Stock.

As of December 19, 2005, all of the outstanding shares of Series III Convertible Preferred Stock were mandatorily converted into PLDT Common Stock (the “Mandatory Conversion Date”) wherein each share of Series III Convertible Preferred Stock was converted into 1.7129 shares of Common Stock.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

17. Interest-bearing Financial Liabilities

This account consists of the following:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities - net of current portion:
Long-term debt (Note 24)	75,281	84,860
Obligations under capital lease (Notes 8 and 24)	330	381
Preferred stock subject to mandatory redemption (Note 24)	11,030	11,974
	86,641	97,215

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Note 24)	23,706	18,684
Obligations under capital lease maturing within one year (Notes 8 and 24)	762	717
	24,468	19,401

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Long-term debt	8,270	8,829
Obligations under capital lease (Note 8)	585	602
Preferred stock subject to mandatory redemption	3,201	3,916
Total unamortized debt discount	12,056	13,347

The following table describes all changes to unamortized debt discount as at March 31, 2006 and December 31, 2005.

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Unamortized debt discount at beginning of period	13,347	18,581
Additions during the period	8	198
Settlements and conversions during the period	(287)	(1,436)
Revaluations	(398)	(1,114)
Accretion during the period charged to interest expense (Note 5)	(614)	(2,882)
Unamortized debt discount at end of period	12,056	13,347

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	March 31, 2006 (Unaudited)		December 31, 2005 (Audited)
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 7.58% and US$ LIBOR + 0.55% - 2.5%	US$236	Php12,054	US$254	Php13,489
Finnish Export Credit, plc, or Finnvera	6.36% - 7.75% and US$ LIBOR + 0.5% - 1.425%	95	4,855	105	5,552
Nippon Export and Investment Insurance of Japan, or NEXI	US$ LIBOR + 1%	49	2,526	49	2,612
Others	5.83% - 6.6% and US$ LIBOR + 0.15% - 1.6% and GOVCO’s cost + 0.20%	24	1,214	28	1,473
		404	20,649	436	23,126
Fixed Rate Notes	7.85% - 11.375%	957	48,952	987	52,354
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1%	167	8,561	165	8,748
GSM Network Expansion Facilities	4.49% and US$ LIBOR + 1% - 3.25%	148	7,559	86	4,562
Others	US$ LIBOR + 0.40% - 3.625%	16	814	18	978
Restructured Loans	US$ LIBOR + 1%	90	4,654	90	4,767
Satellite Acquisition Loans	US$ LIBOR + 1.75% and 5.6%	52	2,665	57	3,040
		US$1,834	93,854	US$1,839	97,575

Japanese Yen Debt:
JBIC’s Overseas Investment Loan, or OIL	2.125%	JP¥5,576	2,424	JP¥6,970	3,139
Export Credit Agency-Supported Loan – NEXI Supported Loan	JP¥ LIBOR + 1.70%	1,573	684	1,573	709
		JP¥7,149	3,108	JP¥8,543	3,848

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	15% - 15.816%		1,577		1,576
Term Loan:
Secured Term Loans	24% and 90-day PHIBOR + 3%		65		166
Restructured Loans	91-day T-Bill rate + 1%		383		379
			2,025		2,121
			98,987		103,544
Less portion maturing within one year			23,706		18,684
Total long-term debt			Php75,281		Php84,860

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at March 31, 2006 are as follows:

	U.S. Dollar Loans		JPY Loans		Php Loans	Total
	In U.S. Dollar	In Php	In JPY	In Php	In Php	In Php
	(in millions)
Year
2006(1)	268	13,695	2,024	880	829	15,404
2007	334	17,113	3,418	1,486	36	18,635
2008	124	6,378	1,709	743	24	7,145
2009	281	14,374	–	–	24	14,398
2010	63	3,208	–	–	834	4,042
2011 and onwards	924	47,253	–	–	380	47,633
	1,994	102,021	7,151	3,109	2,127	107,257

(1) April 1, 2006 through December 31, 2006

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at March 31, 2006, we owed US$236 million aggregate principal amount of debt to KfW, as follows:

  US$179 million provided under various export credit agency-backed facilities, of which US$69 million was in connection with our expansion and service improvement programs and US$110 million in connection with the US$149 million refinancing facility discussed below; and

  US$57 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$30 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million (Php7,160 million) under this facility as at March 31, 2006. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$33 million will mature in 2006, US$73 million will mature in 2007, US$55 million will mature in 2008, US$44 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnish Export Credit, plc, or Finnvera

As at March 31, 2006, US$97 million aggregate principal amount of Smart’s debts were provided by various banks under export credit agency-backed facilities in connection with Smart’s GSM expansion programs. These facilities are covered by guarantees from Finnvera, the Finnish export credit agency, for 95% of political risk and 50% of commercial risk for GSM Phases 3 and 4 loan facilities and 100% of political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. Final repayment in the aggregate amount of US$5.8 million for GSM Phases 1 and 2 loan facilities was made on October 31, 2005.

A US$100 million refinancing facility was obtained on February 11, 2005 in relation to Smart’s GSM Phases 5A and 5B loans which were prepaid last March 1, 2005 with outstanding balances of US$60 million and US$41 million, respectively, at the time of prepayment. This refinancing facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility.

Of the amounts outstanding under these Finnvera guaranteed loans, US$27 million will mature in 2006, US$20 million will mature in 2007, US$20 million will mature in 2008, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on these loans are generally payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. The outstanding balance as at March 31, 2006 was US$50 million.

Other Export Credit Agency Supported Loans

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Sweden and Australia, in the aggregate outstanding principal amount of US$20 million as at March 31, 2006. Smart, likewise, obtained loans guaranteed by the export credit agencies of Norway and Italy amounting to US$4 million. Of the amounts outstanding under these loans, US$10 million will mature in 2006, US$10 million will mature in 2007, US$2 million will mature in 2008, US$1 million will mature in 2009 and US$1 million will mature in 2010.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at March 31, 2006 and December 31, 2005:

Principal Amount	Interest Rate	Maturity Date	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$296	Php15,140	US$296	Php15,700
US$250,000,000	11.375%	May 15, 2012	243	12,448	243	12,902
US$112,768,000	7.850%	March 6, 2007	113	5,757	138	7,320
US$175,000,000	10.500%	April 15, 2009	174	8,896	174	9,223
US$112,168,000	9.250%	June 30, 2006	112	5,735	115	6,104
US$ 19,310,000	10.625%	May 15, 2007	19	976	21	1,105
			US$957	Php48,952	US$987	Php52,354

Consent Solicitation for 2012 Notes and Tender Offer and Consent Solicitation for 2007 Notes

On October 6, 2005, PLDT commenced a solicitation of consents from holders of its outstanding 11.375% Notes due 2012, or 2012 Notes, to amend certain covenants under the 2012 Notes relating to the limitation on restricted payments and the limitation on indebtedness. In addition, PLDT commenced a cash tender offer for its outstanding 10.625% Notes due 2007, or 2007 Notes, in the aggregate principal amount of US$71,986,000 and a related solicitation of consents to effect identical amendments to the 2007 Notes.

The consent solicitation for the 2012 Notes expired on October 27, 2005, and the tender offer and consent solicitation for the 2007 Notes expired on November 4, 2005. At the expirations, PLDT had received and accepted for payment:

a)      consents from holders of US$219,576,000 principal amount of 2012 Notes representing approximately 87.83% of the US$250,000,000 aggregate principal amount of the 2012 Notes outstanding;

b)      consents from holders of US$65,421,000 principal amount of 2007 Notes (including tendered 2007 Notes), representing approximately 90.88% of the US$71,986,000 aggregate principal amount of the 2007 Notes outstanding; and

c)      tenders by holders of US$50,876,000 representing the principal amount of the 2007 Notes outstanding.

PLDT received the requisite consents to effect the amendments, which will give PLDT greater flexibility to make certain restricted payments, including payment of dividends to holders of PLDT’s common stock, and reduce PLDT’s permitted leverage ratio pursuant to the terms of the notes.

On November 8, 2005, PLDT paid an aggregate of:

a)      US$1,097,880 with respect to consents delivered by 2012 noteholders, or a consent fee of US$5 for each US$1,000 principal amount of the 2012 Notes;

b)      US$72,725 with respect to consents delivered by non-tendering 2007 noteholders, or a consent fee of US$5 for each US$1,000 principal amount of the 2007 Notes not tendered; and

c)      US$55,836,160 (comprising of tender consideration of US$55,582,030 and related consent fees of US$254,130) with respect to the tenders by 2007 noteholders, or US$1,097.50 for each US$1,000 principal amount of the 2007 Notes tendered, representing (i) tender offer consideration of US$1,092.50 and (ii) consent payment of US$5, plus accrued and unpaid interest on the principal amount of the tendered 2007 Notes up to, but not including, the settlement date.

As at November 8, 2005, the aggregate principal amount of the 2007 Notes outstanding was US$21,110,000.

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million. As at March 31, 2006, unamortized discount amounted to Php6,161 million.

The breakdown of the total amount of Smart debt issued to participating Piltel creditors is as follows:

•         2007 Facility in the amount of US$0.2 million payable in full in December 2007;

•         2008 Facility in the amount of US$2.9 million payable in full in December 2008; and

•         2014 Facility in the amount of US$280.1 million payable in full in June 2014.

Interest for the above facilities is payable every quarter at a floating rate of three months US$ LIBOR plus 1.00% for the 2007 and 2008 facilities, and a fixed rate of 2.25% per annum for the 2014 facility. Furthermore, a portion of the 2014 facility amounting to US$144 million has a variable yield option whereby the creditors have an option to elect for an early repayment at a discount either in December 2007 at 52.5% of the relevant debt amount or in December 2008 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility supported by Finnish Export Credit Ltd. as the lender with ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers. The full amount of the facility was drawn in November 22, 2004, of which US$83 million remained outstanding as at March 31, 2006. The loan is payable over five years in ten equal semi-annual payments starting May 2005 with final repayment in November 2009.

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans, of which US$30 million is owed to Nordic Investment Bank, or NIB, US$15 million to Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands and US$150 million to Finnvera. The NIB loan balance of US$12.0 million was prepaid in full on December 8, 2005, and the FMO loan balance of US$4.09 million was prepaid in full on March 1, 2006.

Undrawn Facilities

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in 10 equal installments commencing six months from the first drawdown date at a floating rate of US$ LIBOR plus .815% margin per annum with an option to fix the rate prior to the drawdown date. The facility is expected to be drawn in the third quarter of 2006.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit Ltd., as the Lender on Record. Smart opted to utilize only a total of US$67 million which was drawn in February 15, 2006 and March 13, 2006 for US$10 million and US$57 million respectively. The balance of US$3 was canceled. The first repayment of the facility was made in March 1, 2006, of which US$66 million remained outstanding in March 31, 2006. The facility is a 5-year term loan with final repayment on September 1, 2010. Interest is payable semi-annually at a fixed rate of 4.515% per annum.

Restructured Loans

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, representing 98% of its total liabilities as at that date.

As a result of the restructuring:

  50% of the financial debt of each participating creditor was released in consideration for the allotment of Piltel Series K Class I Convertible Preferred Stock. One (1) Piltel Series K Class I Convertible Preferred Stock was exchanged for every Php340 worth of debt (converted into Pesos at an exchange rate of Php47.05 = US$1.00 for dollar-denominated debt and Php1.00 = JP¥2.39522 for yen-denominated debt), which shares were immediately and mandatorily converted into PLDT Convertible Preferred Stock. One PLDT Series V, VI or VII Convertible Preferred Stock was issued for every five (5) Piltel Series K Class I Convertible Preferred Stock.

  Approximately half of the remaining 50% of all participating creditors’ (except for bondholders and preferred shareholders) financial debt became their participation in a Tranche B Loan in the same currency as their previous financial debt and the other half became their participation in a Tranche C Loan also in the same currency as their previous financial debt. In the case of bondholders and preferred shareholders, the remaining 50% of their financial debt became a participation in the Conversion Notes Facility and in a single Tranche Peso loan, or the Term Notes Facility, respectively.

On July 2, 2004, Smart acquired from Piltel’s creditors US$289 million, or 69.4%, in the aggregate of Piltel’s total outstanding restructured debt at that time, in exchange for US$283.2 million in new debt of Smart and US$1.5 million in cash. A gain on debt exchange transaction amounting to Php4,419 million was recognized in our 2004 consolidated statement of income representing the difference between the fair value of Piltel’s debt cancelled and/or exchanged amounting to Php12,893 million (net of debt discount of Php3,359 million) and Smart’s consideration for the debt exchange including cash of Php85 million (US$1.5 million) and fair value of newly issued debt amounting to Php8,389 million (net of debt discount of Php7,464 million). This portion of Piltel’s debt has been eliminated in consolidation as at March 31, 2006.

Piltel’s residual long-term debt to third parties consists of:

Description	March 31, 2006 (Unaudited)		December 31, 2005 (Audited)
	(in millions)
Restructured debts
Philippine Pesos
10 year Tranche B		Php192		Php190
15 year Tranche C		191		189
		383		379
U.S. Dollars
10 year Tranche B	US$8	390	US$8	400
15 year Tranche C	7	385	7	395
15 year Conversion Notes Facility	75	3,879	75	3,972
	US$90	4,654	US$90	4,767
Total		5,037		5,146
Unrestructured debt
U.S. Dollars
Convertible bonds	US$1	47	US$1	49
Total		5,084		5,195
Less portion maturing within one year		100		103
		Php4,984		Php5,092

The following is a summary of the key economic terms relating to the restructuring of the financial debt taking the form of Tranche B Loan, Tranche C Loan, Term Notes Facility and Conversion Notes Facility.

	Tranche B Loans	Tranche C Loans	Term Notes Facility	Conversion Notes Facility
Final maturity	10 years from June 4, 2001	15 years from June 4, 2001	15 years plus 10 days from June 4, 2001	15 years from June 4, 2001
Amortization	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate, or T-Bill Rate, or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate, or PHIBOR, if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank rate for U.S. dollar deposits, or LIBOR, for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR interbank rate for Yen deposits for three-month deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for three-month deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support, or LOS, for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel or any of its subsidiaries or affiliates on or after March 23, 2000. Under the LOS, PLDT is required to provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of the amount required by it to discharge in full its obligations to any creditor of Piltel and all its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. As at March 31, 2006 and December 31, 2005, the remaining undrawn balance available under the LOS was US$50 million, approximately Php2,571 million and Php2,666 million, due to prior investments made from March 23, 2000 to December 31, 2002 aggregating to US$100 million through PLDT’s subscription to Series J Class I preferred shares of Piltel. There has been no drawdown under the LOS since 2004.

Piltel’s restructured obligations are secured by substantially all present and future assets of Piltel under the mortgage trust indenture, or MTI, dated June 4, 2001 between Piltel and Chase Manhattan Bank as security agent for the creditors, which established the security arrangements relating to the restructured debts. The participating creditors (other than the participating holders of the Peso Term Note Facility) will share equally in first ranking security, while non-participating creditors and the participating holders of the Peso Term Note Facility will share equally in second ranking security created under the MTI. Such mortgage was approved by at least two-thirds of Piltel’s stockholders at its annual meeting on April 18, 2001 and the NTC on May 18, 2001.

Piltel likewise agreed to pay into a dedicated account (a Sinking Fund Account) the amount by which earnings before interest, tax, depreciation and amortization, and exceptional items for a financial year is greater than 200 percent of the projected debt service costs and permitted capital expenditure for the following financial year (the Excess Cashflow). The money in that Sinking Fund Account will be used (before drawings are made under the LOS) to fund cash flow deficiencies of Piltel. Also, if actual capital expenditure for a financial year differs from the projected capital expenditure, Piltel will either pay into the Sinking Fund Account established at the end of that year an amount equal to any over-projection of capital expenditure or will be entitled to withdraw funds, if any, equal to any under-projection. Any credit balance in a Sinking Fund Account after two financial years will be used to prepay all participating creditors ratably. On May 4, 2006, Piltel delivered notices of partial voluntary prepayment of principal to the Security Agent and the Facility Agents under Piltel’s Philippine peso facility, U.S. dollar facilities, Japanese yen facility and the Trustee under its Notes Indenture. The amount of the voluntary prepayment represents Excess Cash Flow from the operations of Piltel’s business. The voluntary prepayment will be made in lieu of depositing those funds into a Sinking Fund Account. The aggregate voluntary prepayment amount is approximately Php9,200 million or US$177 million (US$121 million will be paid to Smart and US$56 million to third parties), which is being applied proportionally to the various debt facilities as set out in the Intercreditor Agreement dated June 4, 2001. The prepayment will be effected on June 5, 2006, after which Piltel’s debt balance will be reduced to approximately US$236 million in principal, of which US$164 million is owing to Smart and US$72 million to third parties.

Satellite Acquisition Loans

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2003, Ex-Im Bank of the United States approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks.

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$36 million (Php800 million) in favor of U.S. Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$16 million (Php1,864 million), which will mature on various dates from 2006 to 2007.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system; (b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system.

As of the date of this report, Mabuhay Satellite and the Banks are under negotiations for the extension of maturity dates in respect of the existing Omnibus Agreement.

Japanese Yen Debt:

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under JBIC’s OIL program. The loan, which was drawn on July 31, 2002, is being amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

NEXI Supported JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI, of which JP¥2,520 million was drawn and JP¥1,575 million was outstanding as at March 31, 2006. The undrawn balance of JP¥3,095 million was cancelled at the end of the Availability Period on December 3, 2004. This loan is being amortized semi-annually beginning December 2004 and will mature in June 2008.

Philippine Peso Debt:

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million matured on November 9, 2004 and Php770 million will mature on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million matured on June 9, 2005 and Php810 million will mature on June 9, 2010.

Term Loans

Secured Term Loans

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million. The loan facility was fully drawn on December 31, 2002 and payable in seven quarterly installments, with a grace period of one year, beginning year 2003. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan was equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan was secured by ePLDT’s deed of assignment of receivables of a subsidiary from a foreign customer and an investment in an associate with an original cost of Php629 million. This loan was fully paid as at March 31, 2005.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into another three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. The loan facility was fully drawn as at December 31, 2004. The loan is to be repaid in nine equal quarterly installments starting March 2005 with final repayment in March 2007. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement, or MTIA, on a parcel of land with a carrying value of Php279 million as at December 31, 2004. As at March 31, 2006, the outstanding balance of this loan amounted to Php44 million which will mature within the last quarter of 2006.

Php149 Million Term Loan Facility

In January 2006, Vocativ, a wholly-owned call center subsidiary of ePLDT, partially prepaid Php89 million out of its outstanding five-year term loan facility of Php109 million with Asia United Bank for the payment of its additional capital expenditures and working capital requirements. Under the terms of the loan, principal payment is to be paid in 14 equal quarterly installments starting April 2006 with final repayment in July 2009. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Participation Certificate against the MTIA between ePLDT and Asia United Bank Corporation – Trust and Investments Group dated March 15, 2004 on a parcel of land, which excludes the buildings and improvements. As of March 31, 2006, the outstanding balance of this loan amounted to Php21 million.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. In addition, we are required to comply with certain financial ratios for the incurrence of capital expenditures in excess of US$10 million and incurrence of indebtedness.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 98% of PLDT’s total consolidated debts are denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) making investments;
(d) extending loans; (e) extending guarantees or assuming the obligations of other persons; (f) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock; (g) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (h) entering into management contracts providing for the management of its business or operations by a third party; (i) creating any lien or security interest; (j) permitting set-off against amounts owed to PLDT; (k) merging or consolidating with any other company; (l) entering into transactions with stockholders and affiliates; and (m) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of change in control of PLDT or if the ownership of our shares of common stock held by NTT Communications falls below a certain threshold.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants, including covenants that prohibit Smart from paying dividends, redeeming preferred stock, making distributions to PLDT or otherwise providing funds to PLDT or any affiliate without the consent of its lenders under its Phases 1, 2 and 3 facilities. Also, Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; (c) any reduction in PLDT’s ownership of Smart’s shares below 51%; (d) any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding; and (e) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements.

As at March 31, 2006, Piltel was not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness do not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT or Smart.

The Credit and Omnibus Agreements of Mabuhay Satellite imposes several negative covenants. In particular, these covenants, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at March 31, 2006, ePLDT was in compliance with all of its financial covenants.

Obligations Under Capital Lease

The future minimum payments for capitalized leases are as follows as at March 31, 2006:

Year	(Unaudited)
(in million pesos)
2006	838
2007	360
2008	28
2009	7
2010	8
2011 and onwards	436
Total minimum lease payments	1,677
Less amount representing interest	585
Present value of net minimum lease payments	1,092
Less obligations under capital lease maturing within one year (Note 8)	762
Long-term portion of obligations under capital lease (Note 8)	330

Municipal Telephone Projects

In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to provide telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As at March 31, 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php858 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair has made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as it has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of Public Telecommunications Policy Act, or R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability, thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then, no mutually acceptable agreement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. On May 5, 2005, PLDT received a letter from the DOTC stating that PLDT is in default for failure to remit to the DOTC the quarterly installments under the lease agreement. Due to the failure of the parties to amicably settle their dispute, on September 28, 2005, PLDT demanded that the dispute be referred to arbitration and that the parties agree on the composition of the arbitration committee. PLDT has not received any response from the DOTC. As at March 31, 2006, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php24 million and Php735 million, respectively.

Other Long-term Capital Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and Piltel have capital lease obligations aggregating Php351 million as at March 31, 2006 in respect of office equipment and facilities.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption follow:

	March 31, 2006 (Unaudited)				December 31, 2005 (Audited)
	Series V	Series VI	Series VII	Total	Series V	Series VI	Series VII	Total
	(in million pesos)
Balance at beginning of period	272	6,321	5,381	11,974	2,103	6,440	6,072	14,615
Conversion	(179)	(651)	–	(830)	(2,083)	(507)	–	(2,590)
Accretion	5	187	107	299	252	782	451	1,485
Revaluation	–	(223)	(190)	(413)	–	(394)	(1,142)	(1,536)
Balance at end of period	98	5,634	5,298	11,030	272	6,321	5,381	11,974

As at March 31, 2006, PLDT had issued 3 million shares of Series V Convertible Preferred Stock,
5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stock will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

The Series V Convertible Preferred Stock was designated as compound instrument consisting of liability and equity components. The fair value of the Convertible Preferred Stock was determined at issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

The cost of each foreign currency component Convertible Preferred Stock Series VI and VII, was designated as debt instrument with embedded call options. The fair value of the Convertible Preferred Stock was determined at issue date, of which the fair value of embedded call options was bifurcated and accounted for separately, see Note 2 – Summary of Significant Accounting Policies and Practices and Note 24 – Financial Assets and Liabilities. The residual amount was assigned as liability components and recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets.

The difference between the amount designated as liability components of the Series V, VI and VII Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged to interest as at March 31, 2006 and 2005 amounted to Php299 million and Php331 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php11,030 million and Php11,974 million as at March 31, 2006 and December 31, 2005, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at March 31, 2006 and December 31, 2005, 3,989,837 shares and 3,376,743 shares, respectively, of the Convertible Preferred Stock have been converted into PLDT common shares. The outstanding shares of Series V, VI and VII Convertible Preferred Stock as at March 31, 2006 were 83,426, 3,943,281 and 3,842,000, respectively. The aggregate redemption value of the outstanding Series V, VI and VII Convertible Preferred Stock amounted to Php14,231 million and Php15,890 million as at March 31, 2006 and December 31, 2005, respectively.

The corresponding dividends on these shares charged as interest expense amounted to Php49 million and Php67 million for the three months ended March 31, 2006 and 2005, respectively.

18. Other Noncurrent Liabilities

This account consists of:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	5,805	5,769
Prepayments received under receivable purchase facility (Note 14)	832	976
Asset retirement obligations (Note 8)	783	752
Unearned revenues	71	71
Others	329	32
	7,820	7,600

19. Accrued Expenses and Other Current Liabilities

This account consists of:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Accrued utilities and related expenses	5,873	5,214
Accrued interest and other related costs (Notes 17 and 20)	2,628	2,003
Accrual for payment for unused sick leave and other employee benefits	1,830	1,759
Accrued taxes and related expenses	562	426
Payable in installment purchase of equity investment	–	1,278
Others	1,923	2,292
	12,816	12,972

20. Related Party Transactions

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

In March 1997, PLDT entered into a National Service Provider, or Founder NSP, Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on January 1, 2002, the date of commercial operations.

In the event that PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002, following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. As at March 31, 2006, PLDT’s outstanding payables under the original Air Time Purchase Agreement was Php3,881 million. See Note 22 – Contractual Obligations and Commercial Commitments and Note 23 – Provisions and Contingencies for further discussion.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

•         authorize distributors to resell ACeS services in the Philippines upon prior approval from
PT Asia Cellular Satellite; and

•         appoint agents to solicit and bill PLDT’s or its authorized distributors’ subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to AIL of PT Asia Cellular Satellite’s rights under the Founder NSP Air Time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of the Assignment of Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL,
P.T. Bank Internasional Indonesia and various banks.

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 30, 2012.

b. Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or any of its subsidiaries are a party, in which a director or key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at March 31, 2006 (unaudited) and December 31, 2005 (audited) and for the three months ended March 31, 2006 and 2005 (unaudited) are as follows:

1. Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003 and March 31, 2005, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php51 million and Php81 million for the three months ended March 31, 2006 and 2005, respectively. As at March 31, 2006 and December 31, 2005, outstanding obligations of PLDT amounted to Php46 million and Php23 million, respectively.

2. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2004, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2004. On February 18, 2004, Smart and ALBV entered into a renewal of the technical service agreement extending the effectivity of the terms of the agreement to February 23, 2008. Furthermore, in view of the acquisition by Smart of Piltel Series K Class I Convertible Preferred Stock held by PLDT, the parties agreed to make the consolidated net revenues of Smart the basis for the computation of the 1% royalty payable by Smart to ALBV, effective from January 1, 2005.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php142 million and Php123 million for the three months ended March 31, 2006 and 2005, respectively. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php62 million and Php194 million as at March 31, 2006 and December 31, 2005, respectively.

3. Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php105 million and Php155 million for the three months ended March 31, 2006 and 2005, respectively. Two directors of PLDT have a direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

Compensation of Key Management Personnel of the PLDT Group

PLDT Group’s compensation of key management personnel by benefit type follows:

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Short-term employee benefits	240	243
Share-based payments (Note 21)	105	47
Post-employment benefits	9	7
	354	297

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended, except Manuel V. Pangilinan, who has waived his right to receive a director’s fee. Each of the members or advisors of the audit, executive compensation, governance and nomination and finance committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement plans.

21. Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT had been reserved as underlying shares of options under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
Balance at beginning of period	197,500	536,589
Exercised shares*	(27,207)	(335,605)
Cancellations/forfeitures	–	(3,484)
Balance at end of period	170,293	197,500

* Based on date of payment of exercised shares.

As at March 31, 2006, 699,557 shares were exercised by certain officers and executives at an exercise price of Php814 per share.

The fair value of the ESOP plan was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of option, exercise share price of Php814 and a weighted average share price of Php870 for the 1999 Grant and of Php315 for the 2002 Grant as at valuation date. Total fair value of shares granted amounted to Php359 million as at March 31, 2006 and December 31, 2005. There are no fair value of options recognized as an expense for the three months ended March 31, 2006 and 2005.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of the LTIP for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The LTIP is a four-year cash plan covering the period January 1, 2004 to December 31, 2007. The LTIP awards payment at the end of the four-year period (without interim payments) is contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the plan period and a cumulative consolidated net income target for the plan period. The target increase in the PLDT base share price, which is the average of the closing prices of PLDT shares ten trading days before or after December 31, 2003, is approximately 15% per annum compounded for the plan period.

The fair value of the LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rate, remaining life of option and share price Php1,925 as at valuation date. Incentive cost per share as at March 31, 2006 and December 31, 2005 amounted to Php1,087.63 and Php1,044.01, respectively. The fair value of the options recognized as an expense for the three months ended March 31, 2006 and 2005 amounted to Php321 million and Php147 million, respectively.

Movements in the number of stock options outstanding under the LTIP are as follows:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
Balance at beginning of period	3,884,406	3,685,959
Awards	13,249	493,429
Cancellations/forfeitures	(75,212)	(294,982)
Balance at end of period	3,822,443	3,884,406

Pension

Defined Benefit Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, Inc., which require contributions to be made to separate administrative funds.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net of pension cost and average assumptions used in developing the valuation are as follows:

(in million pesos)
Benefit obligation as at December 31,2005	7,652
Fair value of plan assets as at December 31, 2005	5,154
Funded status	2,498
Unrealized net transition obligation	(61)
Unrecognized net actuarial gain	(162)
Accrued benefit cost as at December 31, 2005 (Audited)	2,275
Accrual of pension cost during the period	224
Contributions	(25)
Accrued benefit cost as at March 31, 2006 (Unaudited)	2,474

Net pension cost was computed as follows:

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Components of net periodic benefit cost:
Service cost	124	111
Interest cost	223	172
Actual return on plan assets	(135)	(119)
Amortizations of unrecognized net transition obligation	12	14
Net periodic benefit cost	224	178

The unaudited weighted average assumptions used to determine pension benefits as at March 31, 2006 are as follows:

Discount rate	12%
Rate of increase in compensation	9%
Expected rate of return on plan assets	10%

As at March 31, 2006, our plan assets include investments in shares of stock of PLDT and Piltel with fair values aggregating Php1,690 million, which represent about 27% of our beneficial trust fund’s net assets available for plan benefits.

The Plan’s Board of Trustees adopts an investment approach of mixed equity and fixed income investments to maximize the long-term return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities while the remaining portion consists of multi-currency investments.

The allocation of the fair value of plan assets for PLDT follows:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
Investments in equity securities	41%	37%
Investments in debt and fixed income securities	34%	40%
Investments in real estate	12%	13%
Investments in mutual funds	7%	6%
Investments in temporary placements	6%	4%
	100%	100%

PLDT expects to make approximately Php558 million of cash contributions to its pension plan in 2006.

Defined Contribution Plan

Smart maintains a trustee-managed, tax-qualified, multi-employer plan covering substantially all permanent and regular employees. The plan has a defined contribution format wherein Smart’s obligation is limited to specified contribution to the plan. It is being financed by the participating companies (Smart and its subsidiary, I-Contacts, Inc.) and employee contribution is optional.

The allocation of the fair value of plan assets for Smart as at March 31, 2006 (unaudited) and as at December 31, 2005 (audited) follows:

Investments in debt securities	76%
Investments in equity securities	23%
Others	1%
100%

Smart expects to make approximately Php97 million of cash contributions to its pension plan in 2006.

Pension Benefit Cost

Total pension benefit cost follows:

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Expense recognized for defined benefit plans	224	178
Expense recognized for defined contribution plans	24	12
Total	248	190

22. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our unaudited consolidated contractual obligations outstanding as at March 31, 2006:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)

Long-term debt(1)	107,257	23,816	18,370	17,438	47,633
Long-term lease obligations:
Operating lease	3,560	614	1,082	855	1,009
Capital lease	1,677	938	288	15	436
Unconditional purchase obligations(2)	10,682	4,799	2,046	2,046	1,791
Other long-term obligations	14,231	–	7,431	6,800	–
Total contractual obligations	137,407	30,167	29,217	27,154	50,869

(1) Before deducting unamortized debt discount and debt issuance costs.

(2) Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at March 31, 2006, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php14 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at March 31, 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php25 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,242 million as at March 31, 2006 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations aggregating Php105 million as at March 31, 2006, and ePLDT has lease obligations aggregating Php174 million as at March 31, 2006 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 20 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement entered into with AIL in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the date of commercial operations of the Garuda I Satellite.

In the event that AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 20 – Related Party Transactions and Note 23 – Provisions and Contingencies for further details relating to the Air Time Purchase Agreement with AIL.

As at March 31, 2006, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php10,682 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 17 – Interest-bearing Financial Liabilities, as at March 31, 2006, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

As at March 31, 2006, 2,638,014 shares of Series V Convertible Preferred Stock and 1,351,823 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. As at March 31, 2006, 83,426 shares of Series V, 3,943,281 shares of Series VI and 3,842,000 shares of Series VII Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at March 31, 2006 was Php14,231 million, of which Php7,431 million is puttable on June 4, 2008 and Php6,800 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying shares of common stock was Php15,147 million, based on the market price of PLDT common shares of Php1,925 per share as at March 31, 2006.

Commercial Commitments

As at March 31, 2006, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,013 million. These commitments will expire within one year.

23. Provisions and Contingencies

As discussed below, we currently expect that going forward we will pay local franchise taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our unaudited financial statements as at March 31, 2006.

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As at March 31, 2006, PLDT had paid, since 1994, a total amount of Php1,960 million in SRF, of which Php1,724 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, stands submitted for decision.

Smart and Piltel have similarly received assessments from NTC for permit, SRF and other charges which were paid under protest. Total payments by Smart amounted to Php122 million each in 2005 and 2004. On February 11, 2005, based on the NTC’s deficiency recomputation, Piltel paid the amount of Php559 million in respect of NTC fees for the period from 1992 to 2004. On September 30, 2005, Piltel paid SRF of Php81 million representing amounts due for 2005.

Local business and franchise tax assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or R.A. No. 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, power to tax businesses within their territorial jurisdiction granted under Batas Pambansa No. 337 and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. No. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. No. 7925 which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. No. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. No. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the quality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. No. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business taxes from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Pursuant to the said decision, PLDT has voluntarily paid the total amount of Php15 million for the period from the fourth quarter of 1998 until December 31, 2003, which includes the Php4 million subject of the case. The said amount constitutes only the basic franchise tax due for the said period, excluding surcharges and interest which PLDT is asking the City of Davao, through the local council, to waive. PLDT believes, based on the opinion of its legal counsel, that PLDT is not liable for surcharges and interest considering that the legal issue involved was a difficult one and PLDT’s non-payment of the said taxes was made in good faith. On August 2, 2005, the local Sanggunian passed a resolution denying PLDT’s request for abatement of surcharges and penalties and directing the city treasurer to update PLDT’s liability and immediately collect the same. Accordingly, on August 26, 2005, the city treasurer issued an assessment to PLDT in the amount of Php12 million. In order to maintain and preserve its good standing and relationship with the City of Davao, PLDT has paid the surcharges and penalties as at December 31, 2005.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid a total amount of Php548 million for local franchise tax covering prior periods up to the end of 2005 as at March 31, 2006.

PLDT continues to contest the remaining assessments amounting to Php3.7 million as at March 31, 2006, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. No. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some LGUs of gross revenues as the basis for computation of franchise tax is in violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will overstate the franchise tax. As at March 31, 2006, there are two cases pending in the Supreme Court. The motions for reconsideration of the two other unfavorable decisions of the Supreme Court have been denied with finality.

PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of (i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. No. 7160.

Smart has recently been declared exempt from payment of local franchise tax to the City of Makati in a decision dated August 3, 2004 by the Regional Trial Court of Makati. The City of Makati has filed a Motion for Extension to file a Petition for Review with the Court of Appeals. However, on June 9, 2005, the Court of Appeals dismissed the appeal filed by the City of Makati.

The RTC of Iloilo has likewise ruled in a decision dated January 19, 2005 that Smart is exempt from payment of local franchise tax to the City of Iloilo. The City of Iloilo has filed an appeal directly with the Supreme Court which remains pending.

Piltel’s Bureau of Internal Revenue, or BIR, Assessment

Piltel received the following assessment notices from the BIR:

Year	Tax Assessment Type	Basic	Interest	Total
		(in million pesos)
1998	VAT	85.8	68.7	154.5
	Overseas Communications Tax	31.8	25.5	57.3
	Income Tax	12.4	9.4	21.8
	Administrative Penalties	0.1	–	0.1

1999	VAT	94.5	67.8	162.3
	Income Tax	22.7	13.8	36.5

2001	VAT	56.2	35.1	91.3
	Income Tax	13.4	8.9	22.3

Piltel filed applications for compromise settlements with the BIR for the deficiency tax assessments of 1998 and 1999, citing as basis for the compromise settlement its financial incapacity on account of networth and earnings deficit. On June 22, 2005, however, Piltel received a letter from the BIR dated May 9, 2005 denying the applications for compromise settlements.

On June 16, 2005, Piltel filed an administrative protest against the 2001 deficiency income tax and VAT assessments arising from a letter notice. The BIR granted the request for reconsideration by virtue of the tax verification notice dated June 29, 2005, which was received by Piltel on July 1, 2005. In its letter dated August 30, 2005, which Piltel received on September 19, 2005, the BIR issued its final decision on the disputed assessment, which denied the administrative protest filed by Piltel. On October 19, 2005, Piltel filed a petition for review with the Court of Tax Appeals relating to this tax assessment.

On December 12, 2005, Piltel filed a collective application for a compromise settlement with the BIR for the deficiency tax assessments arising from taxable years 1998, 1999 and 2001, citing “reasonable doubt as to the validity of the tax assessments” as a basis. The prescribed minimum percentage of compromise settlement for such basis is 40% of the basic assessed tax. On January 27, 2006, Piltel received the favorable recommendation and approval from the BIR on the said application for a compromise settlement. On January 31, 2006, Piltel settled the total amount of Php114 million, which is equivalent to 40% of the basic taxes per final assessment notices received, to effect the immediate cancellation of the tax assessments.

Enhanced Voluntary Assessment Program, or EVAP, Availment

In 2005, the BIR launched a program called EVAP, which grants taxpayers, who availed of the program, the privilege of last priority in audit. The program covers all types of internal revenue taxes which can be availed of on a per tax type basis and required the payment of a certain percentage increase in the said tax compared with the base year or the established fixed minimum EVAP payment, whichever is higher.

PLDT availed of the program and paid a total of Php6 million for VAT and income tax for taxable year 2004 and VAT and withholding tax for taxable year 2002.

On the other hand, Maratel availed of the EVAP for income tax for the taxable year 2004, Subic Telecom availed of the program for its income tax, withholding tax and percentage tax for taxable year 2002, while Clark Telecom availed of the program for its income tax for both taxable years 2003 and 2004. The total payment of Maratel, Subic Telecom and Clark Telecom amounted to Php800,000. Smart’s EVAP availment, for which Php53 million was paid, covered the income tax for the taxable years 2003 and 2004, the VAT for the taxable year 2002, the overseas communications tax for the year 2002, and the withholding taxes for the taxable years 2002 to 2004, while Piltel’s EVAP availment, which involved payment of Php3 million, covered the income tax for the taxable year 2003 and the expanded withholding tax for the taxable years 2003 and 2004.

PLDT and these subsidiaries are awaiting for the EVAP Certificate of Qualification to be issued by the BIR.

Smart’s EVAP availment, for which Php53 million was paid, covered the income tax for the taxable years 2003 and 2004, the VAT for the taxable year 2002, the overseas communications tax for the year 2002, and the withholding taxes for the taxable years 2002 to 2004, while Piltel’s EVAP availment, which involved payment of Php3 million, covered the income tax for the taxable year 2003 and the expanded withholding tax for the taxable years 2003 and 2004.

Air Time Purchase Agreement with AIL

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. The Air Time Purchase Agreement required PLDT to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on January 1, 2002, the purported date of the start of commercial operations, and to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term in the event revenues generated are less than US$45 million in any given year. Under the Air Time Purchase Agreement, the air time payment obligations remain in effect until all indebtedness incurred by AIL has been fully repaid. See Note 20 – Related Party Transactions and
Note 22 – Contractual Obligations and Commercial Commitments for detailed discussion of the terms of the agreement.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL. Payments made to AIL under the Air Time Purchase Agreement based on billings of actual usage and the Standstill Agreement amounted to US$2 million and US$1 million for the second quarters of 2005 and 2004, respectively.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. As at March 31, 2006, PLDT’s outstanding payables under the original Air Time Purchase Agreement were approximately Php3,881 million. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter.

On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. PLDT maintains, however, that the termination of the Standstill Agreement and reinstatement of the terms under the original Air Time Purchase Agreement are premature, considering that the discussions or negotiations on the terms of the proposed revised Air Time Purchase Agreement were still pending between the parties, such that it is highly inequitable for AIL to have unilaterally decided to invoke the provisions of the Standstill Agreement and declared PLDT in default. Furthermore, PLDT maintains its position that the Air Time Purchase Agreement has been rendered ineffective by various events, circumstances and technical problems encountered in the operation of the business of AIL. The substantial changes in the circumstances under which AIL must operate, changes which were not contemplated by the parties at the time the commitments were made, have rendered the commitments under the Air Time Purchase Agreement unrealistic and the performance of the same impossible.

As at March 31, 2006, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php10,682 million.

We made a reasonable estimate of the amount necessary in the event such obligation would be settled and have made the appropriate provisions in our unaudited financial statements as at March 31, 2006 with due consideration of AIL’s existing indebtedness and of PLDT’s share as one of the founder NSPs.

24. Financial Assets and Liabilities

Our financial assets and liabilities are recognized initially at fair value. Transaction costs (debt issuance costs) are included in the initial measurement of all financial assets and liabilities except those classified as financial instruments measured at fair value through profit and loss. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value depending on classification.

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at March 31, 2006 and December 31, 2005. There are no material unrecognized financial assets and liabilities as at March 31, 2006 and December 31, 2005.

	Carrying Value		Fair Value
	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments-available-for-sale	109	109	109	109
Derivative assets	867	2,648	867	2,648
Notes receivable	346	346	346	346
Total noncurrent financial assets	1,322	3,103	1,322	3,103
Current Financial Assets
Cash and cash equivalents	35,202	30,064	35,202	30,064
Short-term investments	2,743	2,746	2,743	2,746
Trade and other receivables	7,838	7,113	7,838	7,113
Derivative assets	82	37	82	37
Total current financial assets	45,865	39,960	45,865	39,960
Total Financial Assets	47,187	43,063	47,187	43,063

Noncurrent Financial Liabilities
Long-term debt - net of current portion*	75,281	84,860	83,611	92,811
Obligations under capital lease*	330	381	330	381
Preferred stock subject to mandatory redemption*	11,030	11,974	12,668	14,053
Derivative liabilities	7,233	5,777	7,233	5,777
Total noncurrent financial liabilities	93,874	102,992	103,842	113,022
Current Financial Liabilities
Accounts payable	10,577	15,482	10,577	15,482
Derivative liabilities	95	192	95	192
Current portion of long-term debt*	23,706	18,684	25,203	19,435
Obligations under capital lease*	762	717	762	717
Total current financial liabilities	35,140	35,075	36,637	35,826
Total Financial Liabilities	129,014	138,067	140,479	148,848

* Included under “Interest-bearing Financial Liabilities” in the consolidated balance sheets.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Interest-bearing Financial Liabilities:

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies	Quoted market price. Estimated fair value is based on the discounted value of future cash flows using the applicable LIBOR and MART1 rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Preferred stock subject to mandatory redemption: The fair values were determined using a stock option valuation model.

Derivative instruments:

Forward foreign exchange contracts and bifurcated foreign currency forwards: The fair values were determined using forward exchange market rates at the balance sheet date.

Foreign currency options: The fair values were computed using an option pricing model.

Foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, notes payable and accounts payable approximate the carrying amounts as of the balance sheet date.

Financial assets and liabilities carried at amortized cost

Unamortized debt discount, representing debt issuance cost and any difference between the fair value of consideration given or received on initial recognition, included in following financial liabilities amounted to Php12,056 million and Php13,347 million as at March 31, 2006 and December 31, 2005, respectively, see Note 17 – Interest-bearing Financial Liabilities.

Financial assets and liabilities carried at fair value

The following financial assets and liabilities were carried at fair value as at March 31, 2006 and December 31, 2005.

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Investments-available-for-sale	109	109
Derivative instruments	(6,379)	(3,284)
	(6,270)	(3,175)

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability. Changes in the fair value of these instruments representing effective hedges are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at March 31, 2006 and December 31, 2005:

		March 31, 2006 (Unaudited)		December 31, 2005 (Audited)
	Maturity	Notional	Mark-to-market Gain (Loss)	Notional	Mark-to-market Gain (Loss)
		(in millions)
	PLDT

	Cash flow hedges:
	Long-term currency swaps
	2017	US$300	(Php1,311)	US$300	Php417
	2012	250	(1,921)	250	(428)

Long-term foreign currency options	2009	175	(1,056)	175	301

	Transactions not designated as hedges:
	Long-term foreign currency options	175(1)	208	175(1)	(270)

	Short-term currency options	US$44(2)	52	–	–
		JPY462	(3)	JPY151	(2)

	Interest rate swap	US$63	(716)	US$125	(1,569)

	Forward foreign exchange contracts	US$179(3)	(52)	220	(169)
		JPY445	(3)	JPY1,282	7

	Bifurcated equity call options	8 shares	(1,597)	8 shares	(1,597)
			(Php6,399)		(Php3,310)
	Smart

	Transactions not designated as hedges:
	Bifurcated embedded derivatives	US$20	20	US$9	26
	Net liabilities		(Php6,379)		(Php3,284)

(1) Non-hedged portion of 2009 long-term foreign currency options based on the same notional amount as the hedged portion;

(2) Short-term foreign currency options structured into subsidized forward contracts; and

(3) Includes the forward contract leg of subsidized forward transactions.

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Presented as:
Noncurrent assets	867	2,648
Current assets	82	37
Noncurrent liabilities	(7,233)	(5,777)
Current liabilities	(95)	(192)
Net liabilities	(6,379)	(3,284)

Cumulative translation adjustments as at March 31, 2006 and December 31, 2005 consists of:

	March 31, 2006 (Unaudited)	December 31, 2005 (Audited)
	(in million pesos)
Cumulative translation adjustments at beginning of period	1,253	362
Movements of cumulative translation adjustments:
Currency translation differences	(48)	(62)
Net loss on cash flow hedges	(4,446)	(1,014)
Net gain on available-for-sale financial assets	–	4
Net gain on cash flow hedges removed from cumulative translation adjustments and taken to profit or loss	1,381	2,390
Deferred income tax effects on cash flow hedges	929	(427)
	(2,184)	891
Cumulative translation adjustments at end of period	(931)	1,253

Analysis of gain on derivative transactions for the three months ended March 31, 2006 and 2005 are as follows:

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(in million pesos)
Net mark-to-market loss at end of period	(6,379)	(4,557)
Net mark-to-market loss at beginning of period	(3,284)	(2,952)
Net change	(3,095)	(1,605)
Net loss charged to cumulative translation adjustments	4,446	2,103
Settlements and accretion	(1,402)	(22)
Gain (loss) on contracts entered into and terminated during the period	29	(386)
Net gain (loss) on derivative transactions	(22)	90

PLDT

Cash Flow Hedges

Long-term Currency Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As at March 31, 2006 and December 31, 2005, these long-term currency swaps have an aggregate notional amount of US$550 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal-only currency swap agreements in order to lower the running hedging cost of the swaps. As at March 31, 2006 and December 31, 2005, the outstanding swap contracts have an agreed average swap exchange rate of Php50.76.

In order to manage hedge costs, these swaps included a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. In March 2004, PLDT amended an additional US$150 million of the long-term currency swaps to include this credit-linkage feature. As at March 31, 2006 and December 31, 2005, US$725 million of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 5.05% and 4.50% per annum as at March 31, 2006 and December 31, 2005, respectively. As cash flow hedges, any movements in the fair value of these instruments will be taken as a cumulative translation adjustment under equity in our consolidated balance sheets.

Long-term Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php90.00 to US$1.00, PLDT will have to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. On the other hand, if on maturity, the Philippine peso to US$1.00 spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. In July 2004, PLDT and its counterparty, agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 6.13% and 5.68% per annum as at March 31, 2006 and December 31, 2005, respectively.

The option currency contract relating to PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or prevailing spot rate at maturity, whichever is lower, qualifies as a cash flow hedge. The option currency contract relating to the counterparty’s option to purchase foreign currency from PLDT at Php90.00 to US$1.00 is not designated as a hedge. Please refer to discussion below (under transactions not designated as hedges).

Transactions Not Designated as Hedges

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Foreign Currency Options

With reference to the above-mentioned hedge on PLDT’s 2009 fixed rate notes, PLDT simultaneously sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the long-term currency option contract classified under cash flow hedges, PLDT has the obligation to purchase U.S. dollars at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced.

Short-term Currency Options

PLDT entered into short-term U.S. dollar subsidized forward contracts to partially hedge PLDT’s fixed rate notes due June 2006. In order to reduce overall net hedging cost for the transactions, these forward contracts have been structured to include the sale of currency call option contracts that give the counterparty the right to purchase foreign currency at an agreed exchange rate. PLDT effectively has the obligation to buy U.S. dollars at a subsidized forward rate plus any excess above the agreed threshold rate should the Philippine peso to U.S. dollars spot exchange rate on the maturity date settle beyond that agreed threshold. As of March 31, 2006, PLDT’s outstanding subsidized forward contracts amounted to US$44 million.

PLDT also entered into short-term Japanese yen currency option contracts to hedge our other short-term foreign currency obligations.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90/US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the JPY strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

In March 2006, the interest rate and overlay swap agreements were partially terminated to effectively lower the outstanding interest rate swap notional amount to US$62.5 million. Since changes in fair values have already been recognized as profit and loss in prior periods, the corresponding liability settled by PLDT amounted to Php804 million.

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. dollar and Japanese yen forward foreign exchange contracts to hedge short-term foreign currency obligations.

Bifurcated Embedded Derivatives

Derivative instruments include derivatives (or derivative-like provisions) embedded in non-derivative contracts. PLDT’s outstanding bifurcated embedded derivative transactions as at December 31, 2004 covered service contracts denominated in U.S. dollars paid out to a Japanese company in April 2005. There are no outstanding bifurcated embedded derivative transactions as at March 31, 2006.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock, see Note 17 – Interest-bearing Financial Liabilities. Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. For 30 days thereafter, the holders of these mandatorily converted shares of common stock have the option to sell such shares of common stock back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. As at March 31, 2006 and December 31, 2005, the net negative mark-to-market value of these embedded call options amounted to Php1,597 million.

Smart

Embedded derivatives were also bifurcated from prepaid forwards. There were no outstanding prepaid forwards as at March 31, 2006. . The embedded foreign currency derivatives bifurcated from these prepaid forwards are presented as derivative assets or derivative liabilities.

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at March 31, 2006 and December 31, 2005, outstanding contracts included a service contract with foreign equipment suppliers and various suppliers covering handset importations payable in U.S. dollars.

Financial Risk Management Objectives and Policies

The main purpose of our financial instruments is to fund our operations. We also enter into derivative transactions, the purpose of which is to manage the currency risks and interest rate risks arising from our operations and our sources of financing. It is, and has been throughout the year under review, our policy that no trading in financial instruments shall be undertaken.

The main risks arising from our financial instruments are liquidity risk, foreign exchange risk, interest rate risk and credit risk. Our Board reviews and approves policies for managing each of these risks. These risks are summarized below. We also monitor the market price risk arising from all financial instruments. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies and Practices.

Liquidity Risk

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at March 31, 2006 and December 31, 2005:

	March 31, 2006 (Unaudited)		December 31, 2005 (Audited)
	U.S. Dollar	Php Equivalent(1)	U.S. Dollar	Php Equivalent(2)
	(in millions)
Noncurrent Financial Assets
Derivative assets	US$17	Php867	US$50	Php2,648
Notes receivable	6	346	6	346
Total noncurrent financial assets	23	1,213	56	2,994
Current Financial Assets
Cash and cash equivalents	285	14,597	248	13,160
Short-term investments	53	2,727	51	2,731
Trade and other receivables	149	7,628	139	7,371
Derivative assets	2	82	1	37
Total current financial assets	489	25,034	439	23,299
Total Financial Assets	US$512	Php26,247	US$495	Php26,293

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	US$1,673	Php85,566	US$1,809	Php95,953
Derivative liabilities	141	7,233	109	5,777
Total noncurrent financial liabilities	1,814	92,799	1,918	101,730
Current Financial Liabilities
Accounts payable	43	2,217	42	2,227
Accrued expenses and other current liabilities	79	4,028	68	3,587
Derivative liabilities	1	95	3	192
Current portion of interest-bearing financial liabilities	449	22,960	319	16,946
Total current financial liabilities	572	29,300	432	22,952
Total Financial Liabilities	US$2,386	Php122,099	US$2,350	Php124,682

(1) The exchange rate used was Php51.158 to US$1.00.

(2) The exchange rate used was Php56.341 to US$1.00.

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php51.158 to US$1.00 and Php53.062 to US$1.00, the Philippine peso-U.S. dollar exchange rates as at March 31, 2006 and December 31, 2005, respectively.

As at May 8, 2006, the peso-dollar exchange rate was Php51.392 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated liabilities as at March 31, 2006 would have increased by Php439.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at March 31, 2006, approximately 98% of our total consolidated debts were denominated in foreign currencies principally in U.S. dollars. Of our foreign currency-denominated debts, 3% are in Japanese yen on a consolidated basis and the balance in U.S. dollars. Thus, a weakening of the Philippine peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 55% of our consolidated debts, or 40% net of our U.S. dollar cash balances as at March 31, 2006), and interest expense on our debt in Philippine peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the Philippine peso against the U.S. dollar substantially drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see Note 17 – Interest-bearing Financial Liabilities.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans.

Interest Rate Risk

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

The following tables set out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk:

Three Months Ended March 31, 2006 (Unaudited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	225	19	–	175	550	969	49,585	633	48,952	1,084	55,474
Interest rate	7.85% and 9.25%	10.625%	–	10.50%	8.350% and 11.375%	–	–	–	–	–	–
US$ Fixed Loans (in millions)	76	55	43	43	280	497	25,428	5,997	19,431	406	20,764
Interest rate	4.49% to 7.75%	4.49% to 7.58%	4.49% to 6.60%	4.49% to 5.65%	2.25%	–	–	–	–	–	–
Japanese Yen (in millions)	23	24	–	–	–	47	2,424	–	2,424	47	2,421
Interest rate	2.125%	2.125%	–	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	15	–	–	16	–	31	1,580	3	1,577	38	1,915
Interest rate	15.816% to 24%	–	–	15.0%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	120	135	74	105	94	528	27,008	1,537	25,471	528	27,008
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	0.05% to 3.625% over LIBOR	.05% to 2.5% over LIBOR	1% over LIBOR	–	–	–	–	–	–
Japanese Yen (in millions)	5	5	3	–	–	13	685	1	684	13	685
Interest rate	1.70% over LIBOR	1.70% over LIBOR	1.70% over LIBOR	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	1	1	1	1	7	11	547	99	448	11	547
Interest rate	1% over 91-day T-bill rate; 90-day PHIBOR + 3%	1% over 91-day T-bill rate	1% over 91-day T-bill rate	1% over 91-day T-bill rate	1% over 91-day T-bill rate	–	–	–	–	–	–
						2,096	107,257	8,270	98,987	2,127	108,814

Interest rate swap (fixed to floating)
U.S. Dollar (US$63 million)	–	–	–	–	–	(14)	(716)	–	–	(14)	(716)
Japanese Yen (JPY7,519 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR			–	–	–	–

Year Ended December 31, 2005 (Audited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	115	160	–	175	550	1,000	53,040	686	52,354	1,108	58,780
Interest rate	9.25%	7.85% to 10.625%	–	10.50%	8.35% and 11.375%	–	–		–	–	–
US$ Fixed Loans (in millions)	64	45	31	22	280	442	23,451	6,356	17,095	327	17,350
Interest rate	4.49% to 7.75%	4.49% to 7.58%	4. 49% to 7.58%	4.49% to 5.65%	2.25%	–	–		–	–	–
Japanese Yen (in millions)	23	24	12	–	–	59	3,139	–	3,139	59	3,158
Interest rate	2.125%	2.125%	2.125%	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	17	1	–	15	–	33	1,746	4	1,742	37	1,961
Interest rate	11% to 24%	11% to 24%	–	15.0%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	129	143	79	117	94	562	29,806	1,679	28,127	562	29,806
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	0.05% to 3.625% over LIBOR	.05% to 2.5% over LIBOR	1% over LIBOR	–	–		–	–	–
Japanese Yen (in millions)	5	5	3	–	–	13	709	1	708	13	709
Interest rate	1.70% over LIBOR	1.70% over LIBOR	1.70% over LIBOR	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	–	–	–	2	7	9	482	103	379	9	482
Interest rate	–	–	–	1% over 91-day T-bill rate	1% over 91-day T-bill rate	–	–	–	–	–	–
						2,118	112,373	8,829	103,544	2,115	112,246

Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	(30)	(1,569)	–	–	(30)	(1,569)
Japanese Yen (JPY15,037 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR			–	–	–	–

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of instrument. Financial instruments that are not subject to interest rate risk were not included in the above tables.

Credit Risk

We trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts.

With respect to credit risk arising from our financial assets, which comprise cash and cash equivalents, trade and other receivables, notes receivable and certain derivative instruments, our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

We have no significant concentrations of credit risk.

25. Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gateway Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls are in the form of access charges. Settlement with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

b. U.S. Federal Communications Commission, or U.S. FCC, Ruling versus Philippine Telecommunications Companies

Effective as at February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In separate orders dated February 7 and 26, 2003, the NTC confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issued a Public Notice that AT&T’s and MCI’s circuits on the U.S.-Philippine route were fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers
“(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

On October 17, 2003, based on negotiations between the NTC and the U.S. FCC to resolve the issue regarding termination rates, the NTC, in the expectation that the U.S. FCC would fully lift the March 10, 2003 Order, lifted its March 12, 2003 Order and directed all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers at mutually acceptable final or interim termination rates and other terms and conditions agreed upon by the parties.

On November 17, 2003, after Smart reached interim agreements with each of AT&T and MCI on September 30 and November 12, 2003, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order with respect to Smart and ordered the U.S. carriers to resume making payments to Smart.

On January 15, 2004, after PLDT reached interim agreements with each of MCI and AT&T and reopened its circuits with these carriers on November 12, 2003 and January 9, 2004, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order also with respect to PLDT and ordered the U.S. carriers to resume making payments to PLDT.

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. Department of Justice is independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR. The U.S. FCC stated that it was dismissing this request as moot because of the U.S. FCC’s recently adopted International Settlements Policy Reform Order which eliminated ISR policies.

Although not included in the initial list of countries exempted from the U.S. FCC’s International Settlements Policy, or ISP, the U.S. FCC identified the U.S.-Philippines route as eligible for being removed from the ISP in accordance with its newly established procedures for doing so. Under this procedure, the U.S. FCC asked for public comment on the removal of the Philippines from the ISP. In comments filed in June and July 2004, removal was supported by several Philippine and U.S. carriers, including AT&T and MCI, and was opposed by one U.S. carrier, International Access, Inc. In November 2004, the U.S. FCC exempted a number of additional countries from the ISP, but not the Philippines. Instead, the U.S. FCC stated that it would rule separately regarding the Philippines after reviewing the issues raised by International Access, Inc.

On July 6, 2004, PLDT filed with the U.S. FCC a petition for reconsideration of the U.S. FCC’s May 13, 2004 Order on the grounds that the order should have vacated as moot the International Bureau’s March 10, 2003 Order.

In a decision dated August 15, 2005, the U.S. FCC: (1) denied PLDT’s petition for reconsideration of the May 13, 2004 Order with respect to the finding that PLDT and other Philippine carriers, in raising their rates for termination of international calls from the U.S., “whipsawed” AT&T and MCI; and (2) removed the U.S.-Philippines route from the restrictions of the U.S. FCC’s ISP as applied to the termination of such traffic from the U.S. In so doing, the U.S. FCC also found that separate allegations made by International Access, Inc. against PLDT failed to demonstrate competitive concerns regarding the U.S.-Philippines route that would warrant retaining the restrictions of the ISP.

c. Investigation by the U.S. Department of Justice

In January 2004, PLDT received a grand jury subpoena seeking documents and a PLDT employee was subpoenaed to testify before the grand jury in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged anti-trust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Further, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, received a grand jury subpoena seeking documents, in response to which PLDT (U.S.) Ltd. produced documents. In February 2005, two former employees of PLDT (U.S.) Ltd. testified before the grand jury in the U.S. Department of Justice matter. A PLDT employee was also scheduled to reappear for testimony in February, but his appearance has been postponed. On May 11, 2005, the U.S. Department of Justice informed our legal counsel in Washington, D.C., Covington & Burling, that the U.S. Department of Justice has terminated its antitrust investigation relating to termination rate increases implemented in early 2003 by certain Philippine long distance carriers including PLDT and that no enforcement action will be taken.

26. Reclassification of Accounts

Certain accounts in December 31, 2005 audited financial statements were reclassified to conform with the March 31, 2006 unaudited financial statements presentation.